UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 25, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

INCREASED QUARTERLY PRODUCTION TREND CONTINUED
WESTONARIA 25 February 2016: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2015, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2015.
Salient features for the twelve months ended 31 December 2015
Final dividend, number 3, of 90 cents per share (ZAR) declared, resulting in a total dividend of 100 cents per share (ZAR) for the year ended 31 December 2015. Approximately R916 million in cash returned to shareholders.
Salient features for the six months ended 31 December 2015 compared with the six months ended 31 December 2014:
•   Operating profit was maintained at R4.0 billion (US$298 million) compared with the six months ended 31 December 2014
•   Gold production of 25,571kg (822,100oz), maintained its increasing trend throughout the year
•   The All-in sustaining cost (“AISC”) margin increased to 16% from 13%
•   An all-time low fatal injury frequency rate of 0.06 per million man hours for the year was recorded for the Group
•   Net debt of R1.4 billion (US$88 million) at 31 December 2015 reduced from R1.7 billion (US$137 million) at 30 June 2015
•   Gold Mineral Reserves for the Group increased by 9% to 31.0Moz as at 31 December 2015
United States Dollars
Key Statistics
South African Rand
Year
Six months ended
Six months ended
Year
Dec
2014
Dec
2015
Dec
2014
Jun
2015
Dec
2015
Dec
2015
Jun
2015
Dec
2014
Dec
2015
Dec
2014
1,589.3
1,536.0
877.4 713.9
822.1
000’oz Gold produced kg
25,571
22,204 27,289
47,775
49,432
18,235
19,861
10,452 9,732
10,129
000ton Ore milled 000ton
10,129
9,732 10,452
19,861
18,235
1,267
1,160
1,243 1,207
1,115
$/oz Revenue R/kg
487,736
461,426
437,979
475,508
440,615
73
65
70 68
61
$/ton Operating cost R/ton
839
810 763
825
785
690.3
497.0
363.7 199.0
298.0
$m Operating profit Rm
3,971.0
2,366.0 3,981.0
6,337.0
7,469.1
34
28
33 23
32
% Operating margin %
32
23 33
28
34
849
848
847 935
775
$/oz Total cash cost R/kg
339,017
357,508 298,520
347,613
295,246
1,071
1,031
1,069 1,137
941
$/oz AISC R/kg
411,795
434,769 376,687
422,472
372,492
15
11
13 4
16
% AISC margin %
16
4 13
11
15
143.3
56.2
93.4 15.1
41.1
$m Basic earnings Rm
537.1
179.8 1,018.8
716.9
1,551.5
130.9
52.9
69.7 14.3
38.6
$m Headline earnings Rm
505.0
169.6 765.3
674.6
1,417.5
208.7
95.7
107.4 20.5
75.2
$m Normalised earnings Rm
976.5
243.3 1,185.4
1,219.8
2,258.4
25
10
12 2
8
cps Normalised earnings cps
107
27 132
134
270
0.19
0.18
0.19 0.24
0.18
Net debt to EBITDA
0.21
0.26 0.20
0.21
0.20
Stock data for the six months ended 31 December 2015
Number of shares in issue
JSE Limited – (SGL)
– at 31 December 2015 916,140,552 Price range per ordinary share ZAR13.66 to ZAR25.06
– weighted average 914,770,500 Average daily volume 3,363,291
Free Float 100%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio 1:4 Price range per ADR US$4.21 to US$7.27
Bloomberg/Reuters SGLS / SGLJ.J Average daily volume 1,223,341

Sibanye Gold Operating and Financial Report 2015 | 1
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
“Consistent with the improving trends throughout the year, Sibanye’s operating performance for the second half of the year ended 31 December 2015 was significantly better than the first half, with production increasing by 15% and All-in sustaining cost (“AISC”) 4% lower. Importantly, production of 12,799kg (411,500oz) for the December 2015 quarter was similar to that reported for the September 2015 quarter and was in line with guidance. Operating cost of R813/ton (US$57/ton) and AISC of R402,797/kg (US$882/oz) were both significantly lower than for the September 2015 quarter and compare favourably with
Sibanye’s global gold peers, placing it amongst the lowest cost producers in the industry.
Gold production for the year ended 31 December 2015 of 47,775kg (1.54Moz) was 3% lower than for the year ended
31 December 2014, reflecting the impact of the poor March 2015 quarter and the effects of Eskom load shedding in the
June 2015 quarter. Total cash cost (“TCC”) of R347,613/kg (US$848/oz) and AISC of R422,472/kg (US$1,031/oz) are also in line with previous guidance in rand terms, but significantly lower than previous guidance in dollar terms. The average gold price received for the year ended 31 December 2015 was R475,508/kg (US$1,160/oz) resulting in a TCC margin of 27% and an
AISC margin of 11%.
Safety
Sibanye believes that all accidents are preventable and continues to focus on safety improvement by aligning beliefs and behaviours with our values, including the goal of zero harm. It is therefore heartening to report a record low fatality rate at
0.06 per million man hours for 2015, which is below the 2014 US fatality rate and a 50% improvement on 2014. This is a commendable achievement considering the depths and labour intensive nature of our operations.
Regrettably there where two fatalities during the quarter ended 31 December 2015. Sibanye management and Board wish to express sincere condolences to the families and colleagues of the two employees: Mr Kagiso Rabola and Mr Alberto
Constantino.
Quarter on quarter, an improvement of 18% and 21% was shown in the serious and lost day injury frequency rates, respectively. These improvements re-affirm the adequacy of our safety strategy and the ongoing need to ensure compliance to operational requirements.
Wage negotiations
As previously reported, a three year wage agreement was reached with the National Union of Mineworkers (“NUM”), UASA and Solidarity on 22 October 2015. The Association of Mineworkers and Construction Union (“AMCU”) was not prepared to enter into the agreement, which would have ensured sustainable operations without putting jobs at risk. In order not to prejudice any employees and to avert tensions in the workplace, a decision was taken to implement the wage agreement to all employees in the bargaining unit at Sibanye. Unlike the other gold mining companies, Sibanye was not in a position to implement a Section 23(1)(d) extension at all of its workplaces. Wage increases were therefore implemented across our operations, backdated to 1 July 2015. All employees have subsequently been remunerated equally and have been benefiting from other incentive remuneration, including a profit share scheme that was introduced in 2015.
While AMCU retains a certificate of non-resolution, which allows the union to proceed on protected strike action at certain of the Sibanye workplaces on 48 hours’ notice, the indication amongst our employees is that there is limited appetite to embark on strike action. Should AMCU leadership serve the company with a strike notice, we are ready to implement carefully considered plans to limit losses during a strike.
Corporate activity
It was pleasing to note the overwhelming support from shareholders for the proposed acquisitions of the Rustenburg operations from Anglo American Platinum Limited and Aquarius Platinum Limited at the respective general meetings held during January 2016. The conclusion of the transactions remains subject to the fulfilment of the final outstanding conditions precedent including, inter alia:
•
•
The approval of both transactions by the Competition authorities of the Republic of South Africa; and
The granting of consent in terms of section 11 of the MPRDA for the sale of the Rustenburg Mining Right and the
Prospecting Right to Sibanye.
Sibanye remains confident that the Aquarius transaction will be concluded before the end of April 2016 and the Rustenburg transaction during the second half of the year, allowing significant future value to be realised from these world class platinum assets.
Sibanye continues to make strong progress towards enhancing the security and cost effectiveness of our electricity supply. Against the background of continuing above inflation increases from Eskom, our 150MW photovoltaic project remains on track for first generation towards the end of 2017. The specialist studies in support of permitting applications at the selected site between our Driefontein and Kloof operations have largely been completed, and a basic engineering design customised to the site requirements is at an advanced stage of development. The preferred commercial model through which to optimise financial benefits for Sibanye and secure cost effective financing will be finalised during H1 of
2016.
In parallel, a number of off-site private power generation opportunities are being investigated with third party electricity project developers that would complement on-site solar photovoltaic generation and commence a move towards baseload generation. The window when these projects are expected to become economically competitive with Eskom will be determined through feasibility work and due diligence during 2016. Establishment of a coal fired IPP (independent power producer) linked with specifically identified coal projects remains a leading opportunity that aligns with a potential entry of Sibanye into the coal mining sector. Sibanye is in the process of evaluating potential investment opportunities in the

2 | Sibanye Gold Operating and Financial Report 2015
coal sector that would add commercial value to the Company, in addition to supporting our Energy strategy, by creating capacity to cost effectively supply thermal coal for power generation.
Mineral Reserves and Resources
Group Mineral Reserves increased for the third consecutive year, with gold Mineral Reserves increasing by 9% to 31.0Moz from 28.4Moz declared at 31 December 2014 (for further detail please refer to the SENS announcement released on 24
February 2016 or on: www.sibanyegold.co.za. This was achieved despite depletion of 1.6Moz from mining activities during
2015 and reflects the continued positive impact of prior operational restructuring and the increased technical focus at the operations, as well as R3.6 billion of capital investment in organic projects approved by the Board in 2015, detailed below.
Uranium Mineral Reserves for the Group also increased by 11% to 113.8Mlb, with a maiden Mineral Reserve declared at
Beatrix’s Beisa Project.
Organic projects
Driefontein 5 shaft
The Driefontein 5 Shaft 50 Level Decline Project (below infrastructure) will extend the Driefontein Operation’s life by more than ten years to 2042 and will produce 2.1Moz of incremental gold. This is in addition to the above infrastructure Life of
Mine (“LoM”) plan, following the first reef intersection and raise development from 2024. Project capital expenditure before escalation is estimated at R1,100 million, spent over a 10 year period. R124 million is scheduled to be spent in 2016.
Initial site preparation and development commenced in 2015 and will continue in 2016 with the development of the site access excavations and supporting infrastructure on 50 Level for the two decline shafts.
Kloof 4 shaft
The Kloof 4 Shaft 45 Level Decline Project (below infrastructure) will extend the Kloof Operation’s life from 2030 to 2033, producing 0.5Moz of incremental gold. This is in addition to the current LoM plan from 2021, when the first reef intersection and wide raise are developed on 46 Level. Total project capital expenditure is estimated at R690 million, spent over a 7 year period. R107 million is scheduled to be spent in 2016.
In 2015 access to the project site was completed. Mining equipment is due to be delivered during the first quarter of 2016, and the first development metres below 45 Level are planned for the second quarter, from March 2016.
The Burnstone Operation
The Burnstone Project was approved by the board in 2015. The revised project envisages steady state production of between 100,000oz and 120,000oz per annum from a gold Mineral Reserve of 1.8Moz over a 20- year LoM. The mine design and schedule in the feasibility study was limited to the mineable reserves within a 3km radius of the shaft infrastructure.
Extensive development will begin in 2016, with first gold production planned in 2018 and full production achieved in 2021.
Total project capital over the life of the mine is forecast at R1,850 million (in 2015 terms).
In 2015, approximately R270 million was spent on completing the pumping and rock hoisting infrastructure, dewatering the mine and completing some 2km of development to access the ore body. The project budget for 2016 is approximately
R700 million for procurement of additional mechanised fleet, extensive development to access the ore body and additional infrastructure.
The West Rand Tailings Retreatment Project
Following a review of the outcome of the definitive feasibility study, which was completed during the March 2015 quarter, a decision was taken to integrate the Cooke uranium project and the reclamation of the Cooke 4 South tailing storage facility into the initial execution phase to expedite uranium production.
This was successfully completed, supporting an additional R75 million, which has been approved in 2016 to fund the detailed engineering design work as well as completion of the design, construction and operation of a pilot plant, while the environmental permitting processes continue. A positive record of decision is expected from the regulators in mid-2016, when an execution budget will be taken to the Board for consideration and approval.
Outlook
The operational issues that affected performance in 2015 are unlikely to be repeated. Gold production for the year ending
31 December 2016 is forecast to increase to approximately 50,000kg (1.61Moz), with TCC forecast at approximately
R355,000/kg and AISC at approximately R425,000/kg. The recent sharp depreciation of the rand to over R16.00/US$, means that costs in dollar terms are likely to be significantly lower than in 2015; assuming an average exchange rate of R15.00/US$
for 2016, TCC is forecast at US$735/oz and AISC at US$880/oz. All-in cost is forecast to be R440,000/kg (US$915/oz), due inter alia, to the initiation of the Kloof and Driefontein below infrastructure projects and the development of the Burnstone mine which were approved in 2015. Total capital expenditure for 2016 is planned at R3.9 billion (US$265 million).
Due to the weaker rand, and a recovery in the dollar gold price, the rand gold price year to date is on average approximately R100,000/kg higher than in 2015. Whilst we provide no forecast of the future gold price, should this gold price persist throughout 2016, the Group TCC margin will increase to approximately 38% and the AISC margin to approximately
25%.”
25 February 2016
N. Froneman
Chief Executive Officer

Sibanye Gold Operating and Financial Report 2015 | 3
FINANCIAL AND OPERATING REVIEW OF THE GROUP
For the six months ended 31 December 2015
compared with the six months ended
31 December 2014
Operating performance
Gold produced during the six months ended
31 December 2015 was 6% lower than for the six months
ended 31 December 2014, at 25,571kg (822,100oz), with
TCC of R339,017/kg (US$775/oz) and AISC of R411,795/kg
(US$941/oz).
Gold produced during the December 2015 quarter of
12,799kg (411,500oz), was marginally higher than for the
September 2015 quarter. Safety measures and unit costs
continued to improve. TCC decreased by 6% to
R329,166/kg (US$720/oz) and AISC decreased by 4% to
R402,797/kg (US$882/oz), resulting in a TCC and an AISC
margin of 35% and 20%, respectively. The AISC margin was
double that achieved in the September 2015 quarter. The
mines were largely unaffected by labour unrest or safety
stoppages during the December 2015 quarter.
The detailed quarterly salient features and development
results are included on page 21 and 22 in this report.
Revenue
The average US dollar gold price was 10% lower at
US$1,115/oz. This decline was more than offset by the
continued depreciation in the Rand against the dollar,
which weakened 24% from an average of R10.96/US$ for
the six months ended 31 December 2014, to an average of
R13.61/US$ in the second half of 2015. Accordingly, the
Rand gold price received was 11% higher at R487,736/kg.
Revenue increased by 4% to R12,472 million (US$920 million)
from R11,952 million (US$1,093 million) for the six months
ended 31 December 2014.
Operating costs
Group operating costs increased to R8,501 million
(US$622 million) from R7,971 million (US$729 million). This was mostly due to annual wage increases during 2015 and an
effective 12.69% electricity tariff increase from 1 April 2015, partly offset by lower electricity consumption and cost
saving initiatives. Despite these increases, the operating
costs for the period were only 7% higher than the operating
costs for the six months ended 31 December 2014. The
Group operating margin was similar at 32%. AISC increased
to R411,795/kg from R376,687/kg, however, the AISC in
dollar terms decreased by 12% to US$941/oz, placing
Sibanye well ahead of its peers. The AISC margin increased
to 16% from 13%.
Operating profit
Operating profit at R3,971 million (US$298 million) was similar to that achieved for the six months ended 31 December
2014, driven by the higher gold price, which offset the
increase in costs and the lower production.
Capital expenditure
Capital expenditure decreased to R1,788 million
(US$131 million) from R1,905 million (US$174 million). Ore
reserve development (“ORD”) was some R35 million higher
at R1,187 million (US$87 million). Sustaining capital
expenditure was R256 million lower due to the completion
of several major projects late in 2014, including the CIL tank upgrade at Driefontein, safety projects and, infrastructure
and equipment upgrades. Project expenditure, mainly at
Burnstone together with the decline projects at Driefontein
and Kloof, increased to R238 million (US$18 million)
compared with project expenditure of R133 million
(US$11 million) for the six months ended 31 December 2014.
Amortisation and depreciation
A year-on-year increase of 15%, to R2,028 million (US$150
million) from R1,767 million (US$162 million) was mostly due to accelerated depreciation of the Beatrix 2 shaft assets, of
R65 million, and increased amortisation of the Beatrix West
assets as a result of the reversal of R474 million impairment late in 2014.
Investment income
Investment income increased to R140 million (US$10 million)
due to interest earned on the loan to Rand Refinery, higher
average cash balances during the period and
environmental rehabilitation obligation funds.
Finance expenses
Finance expenses increased by 24% or R59 million to R299
million (US$22 million), primarily due to a R29 million increase in the interest on the Burnstone Debt, a R17 million increase in interest paid on the R4.5 billion Facilities and R10 million increase in the environmental rehabilitation obligation
accretion expense.
Share of results of associates
The gain from share of results of associates for the six
months ended 31 December 2015 of R87 million (US$7
million) was primarily due to share of gains of R86 million
(US$6 million) relating to Sibanye’s 33.1% interest in Rand
Refinery Proprietary Limited (“Rand Refinery”).
Share-based payments
Share-based payments decreased by 38% to R129 million
(US$9 million) for the six months ended 31 December 2015.
This was mainly due to the number of performance shares
that vested on 1 March 2015, with no significant new
allocations during the six months ended 31 December 2015.
The share-based payment expense for the six months
ended 31 December 2015 predominantly relates to R70
million (US$5 million) (31 December 2014: R129 million (US$12 million)) of cash-settled share options (granted under the
“Phantom Share Scheme”) and R59 million (US$4 million) (31
December 2014: R81 million (US$7 million)) of equity-settled share options (granted under the Sibanye and Gold Fields
Limited Share Plans).
Loss and gain on financial instruments
The net loss on financial instruments for the six months
ended 31 December 2015 was R255 million (US$20 million)
compared with a gain for the six months ended 31
December 2014 of R70 million (US$7 million). This consists of a fair value loss of R96 million (US$7 million) (31 December
2014: gain of R51 million (US$5 million)) related to the
Phantom Share Scheme options, a fair value gain of R4
million (31 December 2014: gain of R3 million) on
investments under the environmental rehabilitation
obligation funds, and a loss on revised estimated cash flows of the Burnstone Debt of R163 million (US$13 million) (31
December 2014: Rnil (US$nil). The gain on financial
instruments for the six months ended 31 December 2014
also included a gain of R16 million (US$2 million) relating to the financial guarantee liability.

4 | Sibanye Gold Operating and Financial Report 2015
Loss and gain on foreign exchange differences
The net loss on foreign exchange differences for the six
months ended 31 December 2015 was R310 million (US$23
million) compared with a net loss for the six months ended
31 December 2014 of R69 million (US$7 million). The net loss on foreign exchange differences predominantly relates to
exchange differences on the Burnstone Debt.
Non-recurring items
Impairment
Impairment was Rnil for the six months ended 31 December
2015. During the six months ended 31 December 2014 a
decision was taken to impair the Python processing plant at
Kloof by R156 million (US$14 million). The Python plant was
decommissioned in July 2014 due to process design flaws.
Reversal of impairment
Reversal of impairments was Rnil for the six months ended
31 December 2015. During the six months ended 30 June
2013, the Beatrix West Section was impaired following a fire impacting its future commercial viability. During the second half of the year ended 31 December 2014 the Beatrix West
section underwent a restructuring process and
subsequently returned to profitability. As a result a decision was taken to reverse the impairment by R474 million (US$44
million).
Mining and income tax
Mining and income tax decreased from R494 million (US$45
million) to R383 million (US$30 million) for the six months
ended 31 December 2015. Current tax increased by R90
million to R535 million (US$41 million) due to an increase in taxable mining income for the period. Deferred tax
increased from a charge of R49 million (US$5 million) to a
credit of R153 million (US$11 million). The deferred tax
charge for the six months ended 31 December 2014 was
due to the impact of the reversal of the Beatrix West
Section impairment partly offset by the Python plant
impairment.
Cash flow analysis
Sibanye defines free cash flow as cash from operating
activities before dividends, less additions to property, plant and equipment.
Free cash flow of R438 million (US$32 million) was higher
than for the six months ended 31 December 2014. This was
largely due to the R65 million increase in cash generated by operations, R239 million increase in investment in working
capital, R352 million decrease in royalties and taxation
paid, and R117 million decrease in capital expenditure.
Sibanye repaid R471 million (US$29 million) of debt during
the period.
Dividend declaration
The Sibanye Board approved a final dividend, number 3, of
90 cents per share (ZAR) (gross) resulting in a total dividend of 100 cents per share (ZAR) (gross) for the year ended
31 December 2015.
Sibanye‘s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due
consideration of future requirements the dividend may be
increased beyond these levels. Normalised earnings are
defined as: basic earnings excluding gains and losses on
foreign exchange differences and financial instruments,
non-recurring items and share of results of equity-
accounted investees. After due consideration of the Group
cash position and future requirements, the Board has
increased the final dividend to 90 cents per share (ZAR).
The final dividend is subject to the Dividends Withholding
Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17
(c) of the JSE Listings Requirements the following additional information is disclosed:
•
The dividend has been declared out of income
reserves;
•
The local Dividends Withholding Tax rate is 15% (fifteen
per centum);
•
The gross local dividend amount is 90 cents per ordinary
share (ZAR) for shareholders exempt from the Dividends
•
Tax;
Dividend Withholding Tax of 15% will be applicable to
this dividend;
•
The net local dividend amount is 76.5000 cents (85% of
90 cents ZAR) per ordinary share (ZAR) for shareholders
•
liable to pay the Dividends Withholding Tax;
Sibanye currently has 916,140,552 ordinary shares in
issue;
Sibanye’s income tax reference number is 9431 292 151;
•
and
•
Sibanye’s Auditors are KPMG Inc. and the individual
auditor is Jacques Erasmus.
Shareholders are advised of the following dates in respect
of the final dividend:
•
Final dividend number 3: 90 cents per share (ZAR)
•
Last date to trade cum dividend: Friday, 11 March 2016
•
Sterling and US dollar conversion date: Monday,
•
14 March 2016
Shares commence trading ex-dividend: Monday,
•
14 March 2016
Record date: Friday, 18 March 2016
•
Payment of dividend: Tuesday, 22 March 2016
Please note that share certificates may not be
dematerialised or rematerialised between Monday,
14 March 2016, and Friday, 18 March 2016, both dates
inclusive.

Sibanye Gold Operating and Financial Report 2015 | 5
SALIENT FEATURES AND COST BENCHMARKS
Salient features and cost benchmarks for the six months ended 31 December 2015, 30 June
2015 and 31 December 2014
Total
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground   Surface
Under-
ground   Surface
Under-
ground   Surface
Under-
ground   Surface
Under-
ground   Surface
Tons milled/treated 000’ton
Dec 2015
10,129
4,539
5,590
1,203
1,764
1,064
996
1,441
756
831
2,074
Jun 2015 9,732 4,045 5,687 1,209 1,596 915 1,002 1,282 840 639 2,249
Dec 2014 10,452 4,532 5,920 1,353 1,522 1,034 1,115 1,375 916 770 2,367
Yield g/t
Dec 2015
2.52
5.13
0.41
6.69
0.60
6.44
0.62
3.72
0.32
3.62
0.19
Jun 2015 2.28 4.90 0.42 6.04 0.60 6.55 0.60 3.27 0.37 3.67 0.22
Dec 2014 2.61 5.53 0.37 6.38 0.47 7.93 0.57 3.70 0.39 4.10 0.21
Gold produced/sold kg
Dec 2015
25,571
23,271
2,300
8,043
1,050
6,852
619
5,364
240
3,012
391
Jun 2015 22,204 19,838 2,366 7,302 955 5,996 601 4,193 308 2,347 502
Dec 2014 27,289 25,074 2,215 8,634 719 8,195 636 5,085 358 3,160 502
000’oz
Dec 2015
822.1
748.2
73.9
258.6
33.7
220.3
19.9
172.5
7.7
96.8
12.6
Jun 2015 713.9 637.8 76.1 234.8 30.7 192.8 19.3 134.8 9.9 75.4 16.2
Dec 2014 877.4 806.2 71.2 277.6 23.1 263.5 20.5 163.5 11.5 101.6 16.1
Gold price received R/kg
Dec 2015
487,736
487,078
488,583
488,276
486,747
Jun 2015 461,426 461,063 460,997 461,942 462,654
Dec 2014 437,979 438,490 437,969 437,571 437,329
US$/oz
Dec 2015
1,115
1,113
1,117
1,116
1,112
Jun 2015 1,207 1,206 1,206 1,209 1,210
Dec 2014 1,243 1,244 1,243 1,242 1,241
Operating cost R/ton
Dec 2015
839
1,714
129
1,953
165
2,181
160
1,167
134
1,719
81
Jun 2015 810 1,770 126 1,929 164 2,332 163 1,173 125 1,864 84
Dec 2014 763 1,601 121 1,688 169 2,096 171 1,125 79 1,634 82
Operating margin %
Dec 2015
32
32
35
40
43
31
47
36
14
3
8
Jun 2015 23 22 34 31 41 23 42 22 27 (9) 17
Dec 2014 33 34 30 40 20 40 32 30 55 7 24
Total cash cost R/kg
Dec 2015
339,017
300,319
337,692
326,481
465,971
Jun 2015 357,508 320,165 348,507 358,609 484,872
Dec 2014 298,520 279,066 274,567 303,656 398,334
US$/oz
Dec 2015
775
686
772
746
1,065
Jun 2015 935 838 912 938 1,269
Dec 2014 847 792 779 862 1,130
All-in sustaining cost R/kg
Dec 2015
411,795
370,043
416,905
389,097
523,244
Jun 2015 434,769 377,837 436,774 432,482 564,058
Dec 2014 376,687 355,223 359,676 370,733 448,252
US$/oz
Dec 2015
941
846
953
889
1,196
Jun 2015 1,137 988 1,143 1,131 1,476
Dec 2014 1,069 1,008 1,021 1,052 1,272
All-in cost R/kg
Dec 2015
421,548
371,572
425,177
389,097
527,329
Jun 2015 441,348 378,334 437,062 432,482 565,356
Dec 2014 382,550 355,223 359,676 372,460 466,357
US$/oz
Dec 2015
963
849
972
889
1,205
Jun 2015 1,155 990 1,143 1,131 1,479
Dec 2014 1,086 1,008 1,021 1,057 1,323
All-in cost margin %
Dec 2015
14
24
13
20
(8)
Jun 2015 4 18 5 6 (22)
Dec 2014 13 19 18 15 (7)
Total capital expenditure
1
R’mil
Dec 2015
1,787.9
579.1
598.7
300.7
154.8
Jun 2015 1,556.9 415.1 531.2 295.8 182.6
Dec 2014 1,905.1 631.0 679.6 311.9 200.3
US$’mil
Dec 2015
131.4
43.1
43.9
21.8
11.2
Jun 2015 130.9 34.9 44.7 24.9 15.4
Dec 2014 174.5 57.7 62.1 28.5 18.5
The average exchange rates for the six months ended 31 December 2015, 30 June 2015 and, 31 December 2014 were R13.61/US$, R11.89/US$, and R10.96/US$, respectively.

Total capital expenditure includes corporate and Burnstone project expenditure of R154.6 million (US$11.4 million), R132.2 million (US$11.0 million) and R82.3 million
(US$7.7 million) for the six months ended 31 December 2015, 30 June 2015 and 31 December 2014, respectively.

6 | Sibanye Gold Operating and Financial Report 2015
REVIEW OF OPERATIONS
Six months ended 31 December 2015 compared
with the six months ended 31 December 2014
Underground operations
Driefontein
Gold production of 8,043kg (258,600oz) was 7% lower than
for the comparable six months in 2014. Ore milled of
1,203,000 tons was 11% lower largely due to seismicity which affected flexibility in a number of workplaces. Despite the
reduced flexibility, the yield increased from 6.38g/t to
6.69g/t due to a heightened focus on the quality of mining,
which resulted in the average mine call factor (“MCF”)
increasing from 85% to 90%.
As previously reported, a decrease in development was
planned for 2015. Main development decreased by 14% to
8,087 metres and main on-reef development decreased by
22% to 1,714 metres. However, average values increased by
2% to 1,377cm.g/t from 1,354cm.g/t year-on-year.
Operating costs increased by 3% to R2,349 million
(US$171 million). This was mainly due to annual wage
increases and above inflation increases in electricity tariffs.
Operating profit increased by R72 million to R1,569 million
(US$117 million). The operating margin was maintained at
40%.
Capital expenditure increased by 10% to R573 million
(US$42 million) due to an increase in capitalised ORD.
Capital expenditure during the six months ended
December 2015 was predominantly spent on stabilisation of
the shaft barrel at Ya Rona shaft, the 38 level refrigeration and cooling plant at Ya Rona shaft, safety upgrades and
community development projects.
Kloof

Gold production decreased by 16% to 6,852kg (220,300oz),
compared with the six months ended 31 December 2014,
due to a number of factors including a 9% lower average
MCF at 78% as well as a 2% decrease in the average mined
grade. Despite the average MCF being lower year-on-year,
the MCF for the six months ended 31 December 2015 was
an appreciable improvement on the first six months of the
year, when the average MCF was 67%, with the outlook for
2016 considerably better.
Despite a 5% decrease in square metres mined ore milled
increased by 3% to 1,064,000 tons due to a higher stoping
width and clearing of underground accumulations.
Main development returned to more normal levels following
the ramp-up at 8 shaft in 2014, decreasing by 12% to 8,577
metres. On-reef development increased by 5% to 2,170
metres and the average development value increased by
21% to 1,879cm.g/t from 1,558cm.g/t.
Operating costs increased by 7% to R2,321 million
(US$170 million), primarily due to the annual wage increases and above inflation increases in electricity tariffs.
Operating profit decreased by 28% to R1,028 million
(US$77 million), with an operating margin of 31% compared
with 40% for the previous comparable period.
Capital expenditure decreased by 11% to R593 million
(US$43 million). The majority of expenditure was on ORD,
electrical and winder upgrades and the 4 shaft below
infrastructure project
Beatrix
Gold production increased by 5% to 5,364kg (172,500oz)
compared with the comparable six months in 2014. This
increase was primarily due to a 5% increase in tons milled.
The increase in ore milled to 1,441,000 tons was due to an
increase in volumes from mining unit 1, as 2014 was
significantly impacted by safety related stoppages. The
average underground yield was 1% higher at 3.72g/t.
Main development increased across all the sections to
11,292 metres, an increase of 3%. On-reef development
increased to 3,581 metres from 3,328 metres and the
average main reef development value was consistent at
1,068cm.g/t.
Operating costs increased by 9% to R1,681 million
(US$123 million) mainly due to the annual wage increase,
the annual power increase and production related
increases in stores costs.
Operating profit increased by 39% to R937 million
(US$71 million) and the operating margin increased to 36%
from 30% year-on-year.
Capital expenditure decreased by 3% to R300 million
(US$21 million). The majority of expenditure during 2015 was on ORD and infrastructure upgrades.
Cooke

Gold production decreased by 5% to 3,012kg (96,800oz)
compared with the six months ended 31 December 2014,
primarily due to lower yields. Yields remained below plan at
3.62g/t, due to delays in extracting high grade pillars.
Additional lower grade cubics replaced the higher grade
pillars resulting in an 8% increase in ore milled to 831,000 tons.
Main development decreased by 29% to 5,829 metres. Non-
priority prospect development has been delayed until
required. A seismic event in the shaft pillar at Cooke 4
continues to negatively impact on flexibility and
necessitated changes to the development layout.
Operating costs increased by 13% to R1,429 million
(US$105 million) due to the increase in volumes mined and
processed, annual wage increases and above inflation
increases in electricity tariffs.
Operating profit halved to R44 million (US$4 million) and the operating margin decreased to 3% from 7% in 2014.
Capital expenditure of R142 million (US$10 million) was
mainly spent on ORD.

Sibanye Gold Operating and Financial Report 2015 | 7
Surface operations
Driefontein
Higher grades and volumes processed from surface rock
dump (“SRD”) material resulted in gold production
increasing by 46% to 1,050kg (33,700oz).
Throughput increased by 16% to 1,764,000 tons following a
decision to utilise spare capacity at 1 plant to process SRD material. The yield increased to 0.60g/t from 0.47g/t due to newly identified higher grade SRD sources.
Operating costs increased by 13% to R292 million
(US$21 million) due to the increase in volumes processed.
Operating profit increased to R219 million (US$16 million)
from R62 million (US$6 million) and the operating margin
more than double to 43%.
Capital expenditure decreased to R6 million (US$1 million) in
2015, compared with R112 million (US$10 million) spent for
the comparable period in 2014. This decrease was due to
the completion of the CIL plant upgrade late in 2014.
Capital for 2015 was predominantly spent on plant
refurbishments and upgrades.
Kloof
Gold production decreased by 3% to 619kg (19,900oz) due
to an 11% decrease in throughput to 996,000 tons as a result of plant maintenance issues.
Operating costs decreased by 17% to R159 million
(US$12 million) mainly due to the mothballing of the failed
Python plant in the six months ended 31 December 2014,
and a decrease in stores and ore transport costs.
The surface operations contributed R142 million
(US$10 million), 56% more than the six months ended
December 2014. The operating margin increased to 47%
from 32%.
Capital expenditure decreased to R6 million (US$1 million)
from R10 million (US$1 million). The majority of expenditure was on plant refurbishments and upgrades
Beatrix

Gold production decreased 33% to 240kg (7,700oz) due to
lower SRD grade and volume. SRD volumes were lower due
to the increase in underground volumes processed, which
limited available capacity. Surface throughput decreased
by 17% to 756,000 tons and the yield decreased from
0.39g/t to 0.32g/t.
Operating costs increased to R101 million (US$7 million)
mainly due to the fixed nature of costs.
Operating profit decreased to R16 million (US$1 million) from
R88 million (US$8 million) year-on-year.
Capital expenditure was minimal at R1 million.
Cooke
Gold production decreased by 22% to 391kg (12,600oz) for
the six months ended 30 December 2015, due to a 10%
decrease in yields and lower throughput, which decreased
by 12% to 2,074,000 tons. Action plans are in place to
improve volumes.
Operating costs decreased by 13% to R168 million
(US$12 million) due to improved operating efficiencies and
the lower throughput.
The surface operations contributed R15 million (US$1 million)
to operating profit. The operating margin decreased from
24% to 8% as a result of the decrease in volumes and grade.
Capital expenditure of R13 million (US$1 million) was largely spent on plant refurbishments and upgrades.

8 | Sibanye Gold Operating and Financial Report 2015
CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2014
Reviewed
December
2015
December
2014
Reviewed
June
2015
December
2015
Notes
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
2,013.0
1,781.8
1,092.7 861.7
920.1
Revenue
12,471.9
10,245.5 11,952.0
22,717.4
21,780.5
(1,322.7)
(1,284.8)
(729.0) (662.7)
(622.1)
Operating costs
(8,500.9)
(7,879.5) (7,971.0)
(16,380.4)
(14,311.4)
690.3
497.0
363.7 199.0
298.0
Operating profit
3,971.0
2,366.0 3,981.0
6,337.0
7,469.1
(300.8)
(285.2)
(161.5) (135.3)
(149.9)
Amortisation and depreciation
(2,028.0)
(1,608.6) (1,766.5)
(3,636.6)
(3,254.7)
389.5
211.8
202.2 63.7
148.1
Net operating profit
1,943.0
757.4 2,214.5
2,700.4
4,214.4
16.9
20.2
8.6 9.8
10.4
Investment income
140.1
116.9 94.5
257.0
183.2
(37.0)
(44.1)
(22.0) (22.1)
(22.0)
Finance expenses
(298.9)
(262.9) (240.1)
(561.8)
(400.0)
(8.7)
(6.1)
(5.9) (5.3)
(0.8)
Net other costs
(15.5)
(63.1) (64.2)
(78.6)
(94.0)
(1.4)
(1.9)
(1.4) (1.1)
(0.8)
Exploration and feasibility
costs
(10.7)
(12.9) (15.1)
(23.6)
(15.1)
(43.5)
9.1
(29.5) 2.4
6.7
Share of results of associates
after taxation
87.2
28.8 (321.6)
116.0
(470.7)
(38.6)
(21.5)
(19.1) (12.2)
(9.3)
Share-based payments
(129.4)
(145.0) (209.7)
(274.4)
(417.9)
(10.0)
(18.1)
6.6 2.1
(20.2)
(Loss)/gain on financial
instruments
(254.5)
25.0 70.1
(229.5)
(107.7)
(5.9)
(27.3)
(6.5) (4.2)
(23.1)
(Loss)/gain on foreign
exchange differences
(309.6)
(49.8) (68.5)
(359.4)
(63.3)
261.3
122.1
133.0 33.1
89.0
Profit before non-recurring
items
1,151.7
394.4 1,459.9
1,546.1
2,828.9
0.9
4.6
0.9 1.2
3.4
Profit on disposal of property,
plant and equipment
44.5
14.2 9.3
58.7
9.5
-
(13.3)
- (13.3)
-
Net loss on derecognition of
financial guarantee asset and
liability 2
-
(158.3) -
(158.3)
-
(25.4)
-
(14.1) -
-
Impairment
-
- (155.5)
-
(275.1)
43.8
-
43.8 -
-
Reversal of impairment
-
- 474.1
-
474.1
(14.8)
(8.2)
(4.9) (2.6)
(5.6)
Restructuring costs
(73.6)
(31.2) (54.3)
(104.8)
(160.3)
(10.3)
(2.0)
(2.7) -
(2.0)
Transaction costs
(25.7)
- (30.1)
(25.7)
(111.6)
255.5
103.2
156.0 18.4
84.8
Profit before royalties and tax
1,096.9
219.1 1,703.4
1,316.0
2,765.5
(39.8)
(31.4)
(21.5) (11.7)
(19.7)
Royalties
(261.2)
(139.4) (235.3)
(400.6)
(430.5)
215.7
71.8
134.5 6.7
65.1
Profit before tax
835.7
79.7 1,468.1
915.4
2,335.0
(76.5)
(29.6)
(45.2) 0.4
(30.0)
Mining and income tax
(382.5)
5.3 (493.9)
(377.2)
(828.1)
(81.3)
(54.6)
(40.7) (13.6)
(41.0)
- Current tax
(535.0)
(161.7) (445.2)
(696.7)
(879.2)
4.8
25.0
(4.5) 14.0
11.0
- Deferred tax
152.5
167.0 (48.7)
319.5
51.1
139.2
42.2
89.3 7.1
35.1
Profit for the period
453.2
85.0 974.2
538.2
1,506.9
Profit/(loss) for the period
attributable to:
143.3
56.2
93.4 15.1
41.1
- Owners of Sibanye Gold
537.1
179.8 1,018.8
716.9
1,551.5
(4.1)
(14.0)
(4.1) (8.0)
(6.0)
- Non-controlling interests
(83.9)
(94.8) (44.6)
(178.7)
(44.6)
Earnings per ordinary share
(cents)
17
6
10 2
4
Basic earnings per share
59
20 113
79
186
17
6
10 2
4
Diluted earnings per share
58
20 111
78
182
835,936
912,038
898,520 909,295
914,771
Weighted average number of
shares (‘000)
914,771
909,295 898,520
912,038
835,936
854,727
917,709
914,809 913,536
920,442
Diluted weighted average
number of shares (‘000)
920,442
913,536 914,809
917,709
854,727
Headline earnings per
ordinary share (cents)
3
16
6
8 2
4
Headline earnings per share
55
19 85
74
170
15
6
8 2
4
Diluted headline earnings per
share
55
19 84
74
166
10.82
12.75
10.96 11.89
13.61
Average R/US$ rate
The condensed consolidated financial statements for the year ended 31 December 2015 have been prepared by Sibanye Gold Limited’s group financial reporting team headed by Alicia Brink. This process was supervised by the group’s Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Sibanye Gold Operating and Financial Report 2015 | 9
Condensed consolidated statement of comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2014
Reviewed
December
2015
December
2014
Reviewed
June
2015
December
2015
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
139.2
42.2
89.3
7.1
35.1
Profit for the period
453.2
85.0
974.2
538.2
1,506.9
(148.4)
(329.3)
(117.5)
(64.1)
(265.2)
Other comprehensive
income, net of tax
-
-
-
-
-
(148.4)
(329.3)
(117.5)
(64.1)
(265.2)
Currency translation
adjustments 1
-
-
-
-
-
(9.2)
(287.1)
(28.2)
(57.0)
(230.1)
Total comprehensive
income
453.2
85.0
974.2
538.2
1,506.9
Total comprehensive
income attributable to:
(1.5)
(268.9)
(20.5)
(47.8)
(221.1)
- Owners of Sibanye
537.1
179.8
1,018.8
716.9
1,551.5
(7.7)
(18.2)
(7.7)
(9.2)
(9.0)
- Non-controlling interests
(83.9)
(94.8)
(44.6)
(178.7)
(44.6)
10.82
12.75
10.96
11.89
13.61
Average R/US$ rate
1
The currency translation adjustments arise on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Audited
December
2014
Reviewed
June
2015
Reviewed
December
2015
Notes
Reviewed
December
2015
Reviewed
June
2015
Audited
December
2014
2,247.5
2,120.0
1,641.9
Non-current assets
25,515.0
25,800.2
25,981.4
1,964.0
1,861.1
1,424.2
Property, plant and equipment
22,132.4
22,648.6
22,704.0
63.7
60.5
47.4
Goodwill
736.7
736.7
736.7
6.0
8.1
10.8
Equity accounted investments
167.5
98.2
69.4
0.1
0.1
0.1
Investments
1.3
1.4
1.4
189.7
186.0
155.3
Environmental rehabilitation obligation funds 1
2,413.9
2,263.9
2,192.8
19.5
-
-
Financial guarantee asset
2
-
-
225.5
4.5
4.2
4.1
Deferred tax
63.2
51.4
51.6
167.8
187.7
177.0
Current assets
2,750.7
2,284.8
1,940.5
28.3
31.8
26.1
Inventories
405.9
386.5
327.7
85.9
85.7
104.7
Trade and other receivables
1,627.4
1,043.8
992.8
4.9
-
-
Current portion of financial guarantee asset
2
-
-
57.1
48.7
70.2
46.2
Cash and cash equivalents
717.4
854.5
562.9
2,415.3
2,307.7
1,818.9
Total assets
28,265.7
28,085.0
27,921.9
1,296.3
1,196.7
964.3
Shareholders’ equity
14,984.8
14,563.7
14,985.9
810.2
785.7
510.5
Non-current liabilities
7,933.6
9,561.5
9,365.4
334.8
304.2
229.2
Deferred tax
3,561.4
3,702.1
3,869.3
226.3
260.8
116.4
Borrowings
5
1,808.3
3,174.0
2,615.8
215.1
212.3
155.1
Environmental rehabilitation obligation
6
2,411.0
2,583.1
2,486.8
1.3
1.2
1.0
Post-retirement healthcare obligation
16.3
15.0
15.1
32.7
7.2
8.8
Share-based payment obligations
136.6
87.3
378.4
308.8
325.3
344.1
Current liabilities
5,347.3
3,959.8
3,570.6
234.8
235.1
177.6
Trade and other payables
2,759.4
2,861.7
2,714.6
17.0
-
-
Financial guarantee liability
2
-
-
197.0
7.3
14.3
8.3
Taxation and royalties payable
129.6
174.3
84.0
47.9
44.6
128.4
Current portion of borrowings
5
1,995.3
542.3
554.2
1.8
31.3
29.8
Current portion of share-based payment obligations
463.0
381.5
20.8
2,415.3
2,307.7
1,818.9
Total equity and liabilities
28,265.7
28,085.0
27,921.9
130.3
136.8
87.6
Net debt 2
1,361.9
1,664.8
1,506.0
11.56
12.17
15.54
Closing R/US$ rate
1
The environmental rehabilitation obligation funds continue to be stated at fair value based on quoted market values and classified as level 1 within the fair value hierarchy.

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

10 | Sibanye Gold Operating and Financial Report 2015
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Stated
capital
Other
Reserves
Accumu
-lated
loss
Non-
controlling
interest
Total
equity
Total
equity
Non-
controlling
interest
Accumu-
lated
loss
Other
Reserves
Stated
capital
1,955.3
678.8 (1,722.9)
0.2
911.4
Balance at 31 December 2013 (Audited)
9,423.4
2.2
(10,467.9)
2,643.3
17,245.8
-
(144.8)
143.3
(7.7)
(9.2)
Total comprehensive income for the period
1,506.9
(44.6)
1,551.5
-
-
-
-
143.3
(4.1)
139.2
Profit for the period
1,506.9
(44.6)
1,551.5
-
-
-
(144.8)
-
(3.6)
(148.4)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(93.6)
-
(93.6)
Dividends paid
(1,005.2)
-
(1,005.2)
-
-
-
16.2
-
-
16.2
Share-based payments
175.8
-
-
175.8
-
433.3
-
-
-
433.3
Shares issued
4,488.8
-
-
-
4,488.8
-
-
-
38.2
38.2
Acquisition of subsidiary with non-
controlling interest
396.2
396.2
-
-
-
-
-
2.2
(2.2)
-
Transactions with non-controlling interest
-
(24.2)
24.2
-
-
2,388.6
550.2 (1,671.0)
28.5
1,296.3
Balance at 31 December 2014 (Audited)
14,985.9
329.6
(9,897.4)
2,819.1
21,734.6
-
(325.1)
56.2
(18.2)
(287.1)
Total comprehensive income for the
period
538.2
(178.7)
716.9
-
-
-
-
56.2
(14.0)
42.2
Profit for the period
538.2
(178.7)
716.9
-
-
-
(325.1)
-
(4.2)
(329.3)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(54.2)
-
(54.2)
Dividends paid
(658.4)
-
(658.4)
-
-
-
9.3
-
-
9.3
Share-based payments
119.1
-
-
119.1
-
-
-
3.2
(3.2)
-
Transactions with non-controlling interest
-
(41.1)
41.1
-
-
2,388.6
234.4 (1,665.8)
7.1
964.3
Balance at 31 December 2015 (Reviewed)
14,984.8
109.8
(9,797.8)
2,938.2
21,734.6
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2014
Reviewed
December
2015
December
2014
Reviewed
June
2015
December
2015
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Cash flows from operating activities
654.5
480.8
348.4
189.6
291.2
Cash generated by operations
3,876.6
2,253.8
3,812.0
6,130.4
7,081.4
(0.2)
-
(0.2)
(0.1)
0.1
Post-retirement healthcare payments
0.6
(0.7)
(1.9)
(0.1)
(2.4)
(15.4)
(3.3)
(9.5)
(0.5)
(2.8)
Cash-settled share-based payments
paid
(35.8)
(6.4)
(103.1)
(42.2)
(166.6)
19.8
(52.4)
(43.9)
3.1
(55.5)
Change in working capital
(705.3)
37.3
(465.9)
(668.0)
214.5
658.7
425.1
294.8
192.1
233.0
Cash generated from operating
activities
3,136.1
2,284.0
3,241.1
5,420.1
7,126.9
5.0
(4.4)
2.5
(4.4)
-
Net (guarantee release fee
paid)/guarantee fee received
-
(51.8)
26.4
(51.8)
53.6
6.3
9.2
2.8
3.8
5.4
Interest received
72.2
45.1
31.0
117.3
68.5
(17.9)
(20.4)
(9.6)
(10.0)
(10.4)
Interest paid
(141.7)
(118.5)
(105.4)
(260.2)
(194.0)
(60.1)
(31.0)
(36.4)
(9.0)
(22.0)
Royalties paid
(288.9)
(106.5)
(397.1)
(395.4)
(650.1)
(124.5)
(51.5)
(72.8)
(8.8)
(42.7)
Tax paid
(552.0)
(104.3)
(795.3)
(656.3)
(1,347.1)
(93.6)
(54.2)
(41.6)
(47.6)
(6.6)
Dividends paid
(91.3)
(567.1)
(450.0)
(658.4)
(1,005.2)
373.9
272.8
139.7
116.1
156.7
Net cash from operating activities
2,134.4
1,380.9
1,550.7
3,515.3
4,052.6
Cash flows from investing activities
(300.4)
(262.3)
(174.4)
(130.9)
(131.4)
Additions to property, plant and
equipment
(1,787.9)
(1,556.9)
(1,905.1)
(3,344.8)
(3,250.8)
2.1
5.1
2.1
1.5
3.6
Proceeds on disposal of property,
plant and equipment
47.2
17.9
22.4
65.1
22.6
(7.4)
(6.1)
(7.4)
-
(6.1)
Contributions to funds and payment
of environmental rehabilitation
obligation
(77.8)
(0.3)
(80.2)
(78.1)
(80.2)
(39.7)
-
-
-
-
Investment in subsidiary
-
-
-
-
(415.3)
(22.8)
-
(7.2)
-
-
Loans granted to subsidiary prior to
acquisition
-
-
(77.4)
-
(238.6)
3.7
-
0.1
-
-
Cash acquired on acquisition of
subsidiaries
-
-
0.7
-
38.1
(33.3)
(0.2)
(33.3)
-
(0.2)
Loan advanced to equity-
accounted investee
(3.0)
-
(384.6)
(3.0)
(384.6)
-
1.4
-
-
1.4
Loan repayment from equity-
accounted investee
20.9
-
-
20.9
-
(397.8)
(262.1)
(220.1)
(129.4)
(132.7)
Net cash used in investing activities
(1,800.6)
(1,539.3)
(2,424.2)
(3,339.9)
(4,308.8)
Cash flows from financing activities
(212.3)
(122.0)
(127.5)
(92.7)
(29.3)
Loans repaid
(470.9)
(1,102.0)
(1,390.9)
(1,572.9)
(2,296.9)
150.1
130.5
150.1
130.5
-
Loans raised
-
1,552.0
1,623.6
1,552.0
1,623.6
(62.2)
8.5
22.6
37.8
(29.3)
Net cash (used in)/from financing
activities
(470.9)
450.0
232.7
(20.9)
(673.3)
(86.1)
19.2
(57.8)
24.5
(5.3)
Net (decrease)/increase in cash and
cash equivalent
(137.1)
291.6
(640.8)
154.5
(929.5)
(9.5)
(21.7)
(7.3)
(3.0)
(18.7)
Effect of exchange rate fluctuations
on cash held
-
-
-
-
-
144.3
48.7
113.8
48.7
70.2
Cash and cash equivalents at
beginning of period
854.5
562.9
1,203.7
562.9
1,492.4
48.7
46.2
48.7
70.2
46.2
Cash and cash equivalents at end of
period
717.4
854.5
562.9
717.4
562.9
10.82
12.75
10.96
11.89
13.61
Average R/US$ rate
11.56
15.54
11.56
12.17
15.54
Closing R/US$ rate

Sibanye Gold Operating and Financial Report 2015 | 11
NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS
1.
Basis of accounting and preparation
The condensed consolidated preliminary financial statements for the six months and the year ended 31 December 2015 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of
International Financial Reporting Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye (“the Group”) for the year ended 31 December 2014.
The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2014 were not reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2014 from the audited complete financial statements for the year ended 31 December 2014. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2015 have not been reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2015 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2015.
The translation of the financial statements into US Dollars is based on the average exchange rate for the period for the income statement and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.
2.
Financial guarantee
As of 18 February 2013, the Gold Fields Limited (“Gold Fields”) group no longer guaranteed any debt of Sibanye, similarly
Sibanye was released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remained a joint guarantor of the US$1 billion 4.875% guaranteed notes (“the Notes”) issued by Gold Fields Orogen Holding (BVI) Limited
(“Orogen”), a subsidiary of Gold Fields.
An indemnity agreement was entered into between Gold Fields, Sibanye, Gold Fields Operations Limited and Gold Fields
Holding Company (BVI) Limited (collectively “the Guarantors”), pursuant to which the Guarantors (other than Sibanye) held
Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes.
The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes and subsequently amortised over the remaining period of the Notes.
As of 18 February 2013, the Group raised a receivable under the financial guarantee asset for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes.
During March 2015 Gold Fields approached the note holders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Notes. On 22 April 2015 the note holders approved the various resolutions to release
Sibanye as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met. As part of the agreement Sibanye paid a guarantee release fee of US$5 million to Orogen, and derecognised the financial guarantee asset and liability.
Net loss on derecognition of the financial guarantee asset and liability
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Loss on derecognition of financial guarantee asset
-
(293.8)
-
(293.8)
-
Gain on derecognition of financial guarantee liability
-
196.9
-
196.9
-
Guarantee release fee
-
(61.4)
-
(61.4)
-
Net loss on derecognition of financial guarantee asset and liability
-
(158.3)
-
(158.3)
-
Financial guarantee asset
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Balance at beginning of the period
-
282.6
278.1
282.6
290.2
Guarantee fee received
-
(9.6)
(26.4)
(9.6)
(53.6)
Interest earned
-
4.9
7.3
4.9
15.0
Foreign exchange gain
-
15.9
23.6
15.9
31.0
Loss on derecognition of financial guarantee asset
-
(293.8)
-
(293.8)
-
Balance at end of the period
-
-
282.6
-
282.6
Reconciliation of the non-current and current portion of the guarantee asset:
Financial guarantee asset
-
-
282.6
-
282.6
Current portion of financial guarantee asset
-
-
(57.1)
-
(57.1)
Long-term potion of financial guarantee asset
-
-
225.5
-
225.5

12 | Sibanye Gold Operating and Financial Report 2015
Financial guarantee liability
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Balance at beginning of the period
-
197.0 195.7
197.0
206.6
Amortisation of guarantee liability
-
(11.7) (16.0)
(11.7)
(31.8)
Foreign exchange loss
-
11.6 17.3
11.6
22.2
Gain on derecognition of financial guarantee liability
-
(196.9) -
(196.9)
-
Balance at end of the period
-
- 197.0
-
197.0
3.
Reconciliation of headline earnings with profit for the period
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Profit attributable to owners of Sibanye
537.1
179.8 1,018.8
716.9
1,551.5
Profit on disposal of property, plant and equipment
(44.5)
(14.2) (9.3)
(58.7)
(9.5)
Impairment
-
- 155.5
-
275.1
Reversal of impairment
-
- (474.1)
-
(474.1)
Tax effect of re-measurement items
12.4
4.0 74.4
16.4
74.5
Headline earnings
505.0
169.6 765.3
674.6
1,417.5
4.
Investment in Rand Refinery Proprietary Limited
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (“Rand Refinery”) which is accounted for using the equity method.
As disclosed in Sibanye’s financial statements for the year ended 31 December 2014 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning system. An imbalance was detected between physical gold and silver on hand (“physical inventory”) and what Rand Refinery owed its depositors and bullion bankers (“ownership”) per the metallurgical trial balance.
Rand Refinery’s investigations revealed that the shortfall could have been attributed to a number of factors. Various internal projects, campaigns and external reviews were performed to reduce the risk of recurring.
The carrying value of Rand Refinery remains an area of estimation and uncertainty until the root cause of the imbalance is determined.
The equity-accounted investment in Rand Refinery movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Balance at beginning of the period
83.6
55.1 -
55.1
270.1
Share of results of Rand Refinery after taxation
86.0
28.5 (329.5)
114.5
(480.0)
Impairment
-
- -
-
(119.6)
Loan (repaid by)/advanced to Rand Refinery
(20.9)
- 384.6
(20.9)
384.6
Balance at end of the period
148.7
83.6 55.1
148.7
55.1
5.
Borrowings
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Balance at beginning of the period
3,716.3
3,170.0 1,820.6
3,170.0
1,990.9
Borrowings acquired on acquisition of subsidiaries
-
- 1,007.6
-
1,743.8
Loans raised
-
1,552.0 1,623.6
1,552.0
1,623.6
- R4.5 billion Facilities
-
1,000.0 884.6
1,000.0
884.6
- Other uncommitted facilities
-
552.0 739.0
552.0
739.0
Loans paid
(470.9)
(1,102.0) (1,390.9)
(1,572.9)
(2,296.9)
- R4.5 billion Facilities
(470.9)
(550.0) (650.0)
(1,020.9)
(900.0)
- Other uncommitted facilities
-
(552.0) (739.0)
(552.0)
(739.0)
- Burnstone Debt
-
- (1.9)
-
(1.9)
- Cooke borrowings
-
- -
-
(616.0)
- Wits Gold borrowings
-
- -
-
(40.0)
Franco-Nevada settlement (non-cash)
(20.2)
(14.4) (22.0)
(34.6)
(26.2)
Unwinding of loans recognised at amortised cost
55.1
47.2 43.3
102.3
43.3
Loss on revised estimated cash flows
162.5
- -
162.5
-
Translation adjustment
360.8
63.5 87.8
424.3
91.5
Balance at end of the period
3,803.6
3,716.3 3,170.0
3,803.6
3,170.0
Borrowings consist of:
- R4.5 billion Facilities
1,961.6
2,431.2 1,979.5
1,961.6
1,979.5
- Franco-Nevada liability
33.7
44.3 56.1
33.7
56.1
- Burnstone Debt
1,808.3
1,240.8 1,134.4
1,808.3
1,134.4
Borrowings
3,803.6
3,716.3 3,170.0
3,803.6
3,170.0
Current portion of borrowings
(1,995.3)
(542.3) (554.2)
(1,995.3)
(554.2)
Non-current borrowings
1,808.3
3,174.0 2,615.8
1,808.3
2,615.8

Sibanye Gold Operating and Financial Report 2015 | 13
On 24 August 2015 Sibanye entered into a US$300 million syndicated revolving credit facility agreement. Subsequent to year end the facility increased to US$350 million. The purpose of the facility was to finance ongoing capital expenditure, working capital and general corporate expenditure requirements which may include the financing of future acquisitions of business combinations.
On 5 October 2015 Sibanye entered into a US$300 million acquisition facility agreement with HSBC Bank plc as sole arranger for the purpose of providing funding, if required for the Aquarius Platinum Limited (“Aquarius”) acquisition (the “Bridge
Facility”). The Bridge Facility can only be drawn on completion of the Aquarius acquisition. Subsequent to year end the
Bridge Facility was reduced to US$150 million.
6.
Environmental rehabilitation obligation
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2015
Reviewed
June
2015
December
2014
Reviewed
December
2015
Audited
December
2014
Balance at beginning of the period
2,583.1
2,486.8
2,386.2
2,486.8
1,660.7
Interest charge
101.3
96.6
90.8
197.9
161.5
Payment of environmental rehabilitation obligation
-
(0.3)
(10.9)
(0.3)
(10.9)
Change in estimates
1
(273.4)
-
20.7
(273.4)
131.5
Environmental rehabilitation obligation assumed on acquisition of subsidiaries
-
-
-
-
544.0
Balance at end of the period
2,411.0
2,583.1
2,486.8
2,411.0
2,486.8
1
Changes in estimates are defined as changes in reserves and corresponding change in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters. In 2014, the environmental rehabilitation obligation acquired was calculated based on the weighted average cost of capital in terms of
IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision was recalculated based on the risk free rate of interest in terms of IAS 37.
7.
Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2015, other than those disclosed below:
Final dividend declared
On 24 February 2016 a final dividend in respect of the six months ended 31 December 2015 of 90 cents per share (ZAR) was approved by the Board, resulting in a total dividend of 100 cents per share (ZAR) for the year ended 31 December 2015. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding Tax.
The Rustenburg Operations acquisition
On 9 September 2015 Sibanye announced that it entered into written agreements with Rustenburg Platinum Mines Limited
(“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited to acquire the Bathopele, Siphumelele (including
Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the “Rustenburg Operations”) (the “Rustenburg Operations Transaction”).
The purchase consideration comprises an upfront payment of R1.5 billion in cash or shares at the closing of the Rustenburg
Operation Transaction (“Closing”) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 (“Deferred
Payment”), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourably extended payment period; should, the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.
On 18 January 2016 at the shareholders meeting of Sibanye, the Sibanye shareholders approved the proposed Rustenburg
Operations Transaction by voting in favour of the various resolutions to give effect to the Rustenburg Operations Transaction.
The Rustenburg Operations Transaction is still subject to the fulfilment of the following conditions precedent and is likely to be concluded during the second half of 2016:
• the approval on or before 30 June 2017 of the Rustenburg Operations Transaction by the South African Competition
Authorities; and
•
the granting on or before 30 June 2017 of consent in terms of section 11 of the Mineral and Petroleum Resources
Development Act for the sale of the mining right and prospecting right pursuant to the Rustenburg Operations
Transaction.
Aquarius acquisition
On 6 October 2015, Sibanye announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius
(the “Aquarius Transaction”), valuing Aquarius at US$294 million. On 18 January 2016 at the special general meeting of
Aquarius, the requisite majority of Aquarius shareholders approved the transaction, whereby Sibanye will acquire all of the shares of Aquarius. The implementation of the Aquarius Transaction remains subject to final conditions precedent, including primarily, the approval of the Aquarius Transaction by the South African Competition Authorities and is likely to be concluded before the end of April 2016.

14 | Sibanye Gold Operating and Financial Report 2015
Carrying value of assets and liabilities of Aquarius at 31 December 2015
The following table summarises the carrying value of assets and liabilities of Aquarius at 31 December 2015 and is provided for information purpose only. The assets and liabilities have been extracted from the unaudited financial results for the six months ended 31 December 2015 and translated using the rate at 31 December 2015 of R15.54/US$.
Figures are in South African Rand millions unless otherwise stated
December
2015
Property, plant and equipment
2,210.5
Investments in joint venture entities
1,477.1
Other non-current assets
402.8
Inventories
148.8
Trade and other receivables
282.2
Cash and cash equivalents
655.3
Environmental rehabilitation obligation
(744.1)
Other non-current liabilities
(75.2)
Trade and other payables
(479.8)
Other current liabilities
(80.0)
Carrying value of assets and liabilities
3,797.6
Acquisition related cost
The Group incurred acquisition related cost of R16.2 million on advisory and legal fees. These costs are recognised as transaction cost in profit or loss
.
8.
Liquidity
The Group’s current liabilities exceeded its current assets by R2,596.6 million as at 31 December 2015 (30 June 2015:
R1,675.0 million and 31 December 2014: R1,630.1 million). Current liabilities at 31 December 2015 includes the current portion of borrowings of R1,995.3 million which is the instalment of R250 million due and payable in June 2016 and the final settlement due and payable in December 2016.
Sibanye generated cash from operating activities of R3,515.3 million for the year ended 31 December 2015. The Group has committed unutilised debt facilities of R6.2 billion at 31 December 2015.
The Directors believe that the cash-generated by its operations and the remaining balance of the Group’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.
9.
Auditors Review
The condensed consolidated preliminary financial statements of Sibanye for the year ended 31 December 2015 as set out on pages 8 to 14 and pages 17 to 18 have been reviewed by the Company’s auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company’s registered office together with the financial statements identified in the auditor’s report.
The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye Gold Operating and Financial Report 2015 | 15
SEGMENT REPORTING
Segment financial results
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
31 December 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
122.4
202.9
269.0
325.8
920.1
Revenue
12,471.9
4,429.0
3,650.2
2,736.3
1,656.4
-
-
109.3
194.4
247.1
288.2
839.0
Underground
11,358.6
3,917.8
3,349.1
2,618.7
1,473.0
-
-
13.1
8.5
21.9
37.6
81.1
Surface
1,113.3
511.2
301.1
117.6
183.4
-
-
(117.4)
(130.7)
(181.5)
(192.5)
(622.1)
Operating costs
(8,500.9)
(2,641.2)
(2,479.9)
(1,782.6)
(1,597.2)
-
-
(105.3)
(123.4)
(169.9)
(171.1)
(569.7)
Underground
(7,780.5)
(2,349.3)
(2,321.0)
(1,681.3)
(1,428.9)
-
-
(12.1)
(7.3)
(11.6)
(21.4)
(52.4)
Surface
(720.4)
(291.9)
(158.9)
(101.3)
(168.3)
-
-
5.0
72.2
87.5
133.3
298.0
Operating profit
3,971.0
1,787.8
1,170.3
953.7
59.2
-
-
4.0
71.0
77.2
117.1
269.3
Underground
3,578.1
1,568.5
1,028.1
937.4
44.1
-
-
1.0
1.2
10.3
16.2
28.7
Surface
392.9
219.3
142.2
16.3
15.1
-
(0.7)
(29.0)
(35.0)
(39.8)
(45.4)
(149.9)
Amortisation and depreciation
(2,028.0)
(617.5)
(543.8)
(464.6)
(392.3)
(9.8)
(0.7)
(24.0)
37.2
47.7
87.9
148.1
Net operating profit
1,943.0
1,170.3
626.5
489.1
(333.1)
(9.8)
2.9
0.9
1.5
2.1
3.0
10.4
Investment income
140.1
39.9
27.7
19.8
13.3
39.4
(7.8)
(0.5)
(2.3)
(6.0)
(5.4)
(22.0)
Finance expenses
(298.9)
(73.8)
(80.2)
(31.6)
(10.1)
(103.2)
(28.8)
(0.7)
(2.8)
(2.8)
(3.2)
(38.3)
Net other costs
(492.4)
(42.5)
(37.2)
(38.0)
(10.1)
(364.6)
(6.5)
-
(0.8)
(0.9)
(1.1)
(9.3)
Share-based payments
(129.4)
(16.0)
(12.0)
(11.3)
-
(90.1)
(0.1)
-
(0.1)
(0.1)
(0.5)
(0.8)
Exploration costs
(10.7)
(7.3)
(0.6)
(0.4)
(0.1)
(2.3)
(1.1)
(1.1)
(0.6)
(0.1)
(0.4)
(3.3)
Non-recurring items
(54.8)
(4.3)
(1.8)
(6.8)
(14.9)
(27.0)
-
(0.6)
(5.0)
(5.3)
(8.8)
(19.7)
Royalties
(261.2)
(117.9)
(69.7)
(65.4)
(8.2)
-
(1.3)
-
(11.4)
(7.3)
(21.0)
(41.0)
Current tax
(535.0)
(278.3)
(94.2)
(145.7)
-
(16.8)
1.6
4.5
1.7
1.5
1.7
11.0
Deferred tax
152.5
23.8
17.8
21.5
60.1
29.3
(41.8)
(21.5)
17.4
28.8
52.2
35.1
Profit for the period
453.2
693.9
376.3
231.2
(303.1)
(545.1)
Profit attributable to:
(41.8)
(15.5)
17.4
28.8
52.2
41.1
Owners of Sibanye
537.1
693.9
376.3
231.2
(219.2)
(545.1)
-
(6.0)
-
-
-
(6.0)
Non-controlling interests
(83.9)
-
-
-
(83.9)
-
Capital expenditure
(11.4)
(11.2)
(21.8)
(43.9)
(43.1)
(131.4)
Total expenditure
(1,787.9)
(579.1)
(598.7)
(300.7)
(154.8)
(154.6)
(0.5)
(2.7)
(2.8)
(8.3)
(12.5)
(26.8)
Sustaining capital
(363.5)
(165.1)
(114.4)
(39.4)
(38.0)
(6.6)
-
(7.4)
(19.0)
(30.8)
(29.6)
(86.8)
Ore reserve development
(1,186.8)
(400.1)
(422.5)
(261.3)
(102.9)
-
(10.9)
(1.1)
-
(4.8)
(1.0)
(17.8)
Growth projects
(237.6)
(13.9)
(61.8)
-
(13.9)
(148.0)
The average exchange rate for the six months ended 31 December 2015 was R13.61/US$.
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
30 June 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
110.9
174.8
255.8
320.2
861.7
Revenue
10,245.5
3,807.0
3,041.2
2,079.2
1,318.1
-
-
91.7
162.9
232.4
283.1
770.1
Underground
9,156.4
3,366.3
2,763.7
1,937.0
1,089.4
-
-
19.2
11.9
23.4
37.1
91.6
Surface
1,089.1
440.7
277.5
142.2
228.7
-
-
(116.1)
(135.3)
(193.2)
(218.1)
(662.7)
Operating costs
(7,879.5)
(2,593.0)
(2,297.3)
(1,608.4)
(1,380.8)
-
-
(100.2)
(126.4)
(179.5)
(196.1)
(602.2)
Underground
(7,160.3)
(2,331.9)
(2,133.9)
(1,503.2)
(1,191.3)
-
-
(15.9)
(8.9)
(13.7)
(22.0)
(60.5)
Surface
(719.2)
(261.1)
(163.4)
(105.2)
(189.5)
-
-
(5.2)
39.5
62.6
102.1
199.0
Operating profit
2,366.0
1,214.0
743.9
470.8
(62.7)
-
-
(8.5)
36.5
52.9
87.0
167.9
Underground
1,996.1
1,034.4
629.8
433.8
(101.9)
-
-
3.3
3.0
9.7
15.1
31.1
Surface
369.9
179.6
114.1
37.0
39.2
-
(0.9)
(26.3)
(23.0)
(40.9)
(44.2)
(135.3)
Amortisation and depreciation
(1,608.6)
(525.1)
(485.5)
(274.8)
(312.3)
(10.9)
(0.9)
(31.5)
16.5
21.7
57.9
63.7
Net operating profit
757.4
688.9
258.4
196.0
(375.0)
(10.9)
3.4
1.2
1.0
1.9
2.3
9.8
Investment income
116.9
27.6
22.9
11.5
13.8
41.1
(3.6)
(4.3)
(2.2)
(5.8)
(6.2)
(22.1)
Finance expenses
(262.9)
(73.9)
(69.9)
(25.6)
(51.2)
(42.3)
1.0
(1.5)
(0.8)
(1.9)
(1.8)
(5.0)
Net other costs
(59.1)
(21.5)
(22.6)
(8.4)
(18.1)
11.5
(8.3)
-
(1.0)
(1.3)
(1.6)
(12.2)
Share-based payments
(145.0)
(19.1)
(15.6)
(12.2)
-
(98.1)
(0.3)
(0.2)
-
-
(0.6)
(1.1)
Exploration costs
(12.9)
(6.6)
-
(0.5)
(1.8)
(4.0)
(14.0)
(1.4)
(0.1)
0.7
0.1
(14.7)
Non-recurring items
(175.3)
1.4
9.0
(1.6)
(16.9)
(167.2)
-
(0.7)
(2.0)
(2.4)
(6.6)
(11.7)
Royalties
(139.4)
(78.9)
(28.7)
(23.3)
(8.5)
-
0.1
-
(0.6)
(0.3)
(12.8)
(13.6)
Current tax
(161.7)
(152.5)
(3.2)
(7.7)
-
1.7
8.1
5.1
(0.3)
(1.4)
2.5
14.0
Deferred tax
167.0
29.6
(16.9)
(3.5)
61.9
95.9
(14.5)
(33.3)
10.5
11.2
33.2
7.1
Profit for the period
85.0
395.0
133.4
124.7
(395.8)
(172.3)
Profit/(loss) attributable to:
(14.5)
(25.3)
10.5
11.2
33.2
15.1
Owners of Sibanye
179.8
395.0
133.4
124.7
(300.7)
(172.6)
-
(8.0)
-
-
-
(8.0)
Non-controlling interests
(94.8)
-
-
-
(95.1)
0.3
Capital expenditure
(11.1)
(15.3)
(24.9)
(44.7)
(34.9)
(130.9)
Total expenditure
(1,556.9)
(415.1)
(531.2)
(295.8)
(182.6)
(132.2)
(0.7)
(4.6)
(3.9)
(9.4)
(7.1)
(25.7)
Sustaining capital
(305.4)
(84.1)
(111.2)
(46.7)
(54.9)
(8.5)
-
(10.4)
(21.0)
(35.1)
(27.5)
(94.0)
Ore reserve development
(1,118.1)
(326.9)
(418.1)
(249.1)
(124.0)
-
(10.4)
(0.3)
-
(0.2)
(0.3)
(11.2)
Growth projects
(133.4)
(4.1)
(1.9)
-
(3.7)
(123.7)
The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.

16 | Sibanye Gold Operating and Financial Report 2015
Segment financial results (continued)
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
31 December 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
147.6
217.5
353.1
374.5
1,092.7
Revenue
11,952.0
4,101.1
3,867.7
2,381.7
1,601.5
-
-
124.4
202.9
327.4
345.4
999.9
Underground
10,940.9
3,781.4
3,585.6
2,221.3
1,348.4
-
-
23.2
14.8
25.7
29.1
92.8
Surface
1,011.1
319.7
282.1
160.4
253.1
-
-
(133.8)
(147.8)
(215.4)
(232.0)
(729.0)
Operating costs
(7,971.0)
(2,541.8)
(2,357.8)
(1,619.8)
(1,451.6)
-
-
(116.0)
(141.2)
(198.0)
(208.5)
(663.7)
Underground
(7,257.3)
(2,284.5)
(2,166.8)
(1,547.5)
(1,258.5)
-
-
(17.8)
(6.6)
(17.4)
(23.5)
(65.3)
Surface
(713.7)
(257.3)
(191.0)
(72.3)
(193.1)
-
-
13.8
69.7
137.7
142.5
363.7
Operating profit
3,981.0
1,559.3
1,509.9
761.9
149.9
-
-
8.4
61.5
129.4
136.9
336.2
Underground
3,679.4
1,496.9
1,418.8
673.8
89.9
-
-
5.4
8.2
8.3
5.6
27.5
Surface
301.6
62.4
91.1
88.1
60.0
-
(0.9)
(25.5)
(22.2)
(59.7)
(53.2)
(161.5)
Amortisation and depreciation
(1,766.5)
(582.2)
(654.5)
(242.8)
(276.9)
(10.1)
(0.9)
(11.7)
47.5
78.0
89.3
202.2
Net operating profit
2,214.5
977.1
855.4
519.1
(127.0)
(10.1)
2.0
1.1
1.2
2.0
2.3
8.6
Investment income
94.5
24.7
22.5
12.9
12.7
21.7
(1.4)
(4.8)
(2.1)
(6.3)
(7.4)
(22.0)
Finance expenses
(240.1)
(81.6)
(68.3)
(22.9)
(51.5)
(15.8)
(30.4)
(0.1)
(1.0)
(0.9)
(2.9)
(35.3)
Net other costs
(384.2)
(31.6)
(11.0)
(11.2)
(1.6)
(328.8)
(11.0)
-
(2.1)
(2.7)
(3.3)
(19.1)
Share-based payments
(209.7)
(35.6)
(29.7)
(23.1)
-
(121.3)
-
(0.5)
(0.9)
-
-
(1.4)
Exploration costs
(15.1)
-
-
(9.4)
(5.1)
(0.6)
(3.9)
(1.7)
43.2
(14.0)
(0.6)
23.0
Non-recurring items
243.5
(8.9)
(151.9)
467.5
(17.9)
(45.3)
-
(0.7)
(4.3)
(8.1)
(8.4)
(21.5)
Royalties
(235.3)
(91.4)
(89.7)
(47.1)
(7.1)
-
3.7
-
(8.9)
(17.6)
(17.9)
(40.7)
Current tax
(445.2)
(195.9)
(192.2)
(97.5)
-
40.4
1.3
1.0
(11.4)
4.8
(0.2)
(4.5)
Deferred tax
(48.7)
(1.6)
51.9
(123.3)
9.4
14.9
(40.6)
(17.4)
61.2
35.2
50.9
89.3
Profit for the period
974.2
555.2
387.0
665.0
(188.1)
(444.9)
Profit attributable to:
(40.6)
(13.3)
61.2
35.2
50.9
93.4
Owners of Sibanye
1,018.8
555.2
387.0
665.0
(143.5)
(444.9)
-
(4.1)
-
-
-
(4.1)
Non-controlling interests
(44.6)
-
-
-
(44.6)
-
Capital expenditure
(7.6)
(18.5)
(28.5)
(62.1)
(57.7)
(174.4)
Total expenditure
(1,905.1)
(631.0)
(679.6)
(311.9)
(200.3)
(82.3)
(1.0)
(3.2)
(5.2)
(21.0)
(26.6)
(57.0)
Sustaining capital
(620.0)
(287.6)
(229.1)
(57.7)
(34.9)
(10.7)
-
(9.6)
(23.3)
(41.1)
(31.1)
(105.1)
Ore reserve development
(1,152.3)
(343.4)
(450.5)
(254.2)
(104.2)
-
(6.6)
(5.7)
-
-
-
(12.3)
Growth projects
(132.8)
-
-
-
(61.2)
(71.6)
The average exchange rate for the six months ended 31 December 2014 was R10.96/US$.

Sibanye Gold Operating and Financial Report 2015 | 17
Segment operating and financial results
Figures are in millions unless otherwise stated
United States Dollars
For the year ended
31 December 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Operating results
-
5,793
4,319
3,977
5,772
19,861
000’tons
Ore milled
000’tons
19,861
5,772
3,977
4,319
5,793
-
-
1,470
2,723
1,979
2,412
8,584
Underground
8,584
2,412
1,979
2,723
1,470
-
-
4,323
1,596
1,998
3,360
11,277
Surface
11,277
3,360
1,998
1,596
4,323
-
-
1.08
2.34
3.54
3.01
2.41
g/t
Yield
g/t
2.41
3.01
3.54
2.34
1.08
-
-
3.65
3.51
6.50
6.36
5.02
Underground
5.02
6.36
6.49
3.51
3.65
-
-
0.21
0.34
0.61
0.60
0.41
Surface
0.41
0.60
0.61
0.34
0.21
-
-
201.0
324.9
452.3
557.8
1,536.0
000’oz
Gold produced/sold
kg
47,775
17,350
14,068
10,105
6,252
-
-
172.3
307.3
413.1
493.3
1,386.0
Underground
43,109
15,345
12,848
9,557
5,359
-
-
28.7
17.6
39.2
64.5
150.0
Surface
4,666
2,005
1,220
548
893
-
-
1,161
1,163
1,160
1,158
1,160
$/oz
Gold price
R/kg
475,508
474,697
475,647
476,546
475,768
-
-
1,158
831
836
756
848
$/oz
Total cash cost
R/kg
347,613
309,764
342,764
340,792
474,584
-
-
1,329
996
1,051
914
1,051
$/oz
All-in-cost
R/kg
430,746
374,790
430,751
408,422
544,658
-
-
(14)
14
9
21
9
%
All-in-cost margin
%
9
21
9
14
(14)
-
-
40
62
94
71
65
$/ton
Operating cost
R/ton
825
907
1,201
785
514
-
-
140
92
177
152
137
Underground
1,741
1,941
2,251
1,169
1,782
-
-
7
10
13
13
10
Surface
128
165
161
129
83
-
Financial results
-
233.3
377.7
524.8
646.0
1,781.8
Revenue
22,717.4
8,236.0
6,691.4
4,815.5
2,974.5
-
-
201.0
357.3
479.5
571.3
1,609.1
Underground
20,515.0
7,284.1
6,112.8
4,555.7
2,562.4
-
-
32.3
20.4
45.3
74.7
172.7
Surface
2,202.4
951.9
578.6
259.8
412.1
-
-
(233.5)
(266.0)
(374.7)
(410.6)
(1,284.8)
Operating costs
(16,380.4)
(5,234.2)
(4,777.2)
(3,391.0)
(2,978.0)
-
-
(205.5)
(249.8)
(349.4)
(367.2)
(1,171.9)
Underground
(14,940.8)
(4,681.2)
(4,454.9)
(3,184.5)
(2,620.2)
-
-
(28.0)
(16.2)
(25.3)
(43.4)
(112.9)
Surface
(1,439.6)
(553.0)
(322.3)
(206.5)
(357.8)
-
-
(0.2)
111.7
150.1
235.4
497.0
Operating profit
6,337.0
3,001.8
1,914.2
1,424.5
(3.5)
-
-
(4.5)
107.5
130.1
204.1
437.2
Underground
5,574.2
2,602.9
1,657.9
1,371.2
(57.8)
-
-
4.3
4.2
20.0
31.3
59.8
Surface
762.8
398.9
256.3
53.3
54.3
-
(1.6)
(55.3)
(58.0)
(80.7)
(89.6)
(285.2)
Amortisation and depreciation
(3,636.6)
(1,142.6)
(1,029.3)
(739.4)
(704.6)
(20.7)
(1.6)
(55.5)
53.7
69.4
145.8
211.8
Net operating profit
2,700.4
1,859.2
884.9
685.1
(708.1)
(20.7)
6.3
2.1
2.5
4.0
5.3
20.2
Investment income
257.0
67.5
50.6
31.3
27.1
80.5
(11.4)
(4.8)
(4.5)
(11.8)
(11.6)
(44.1)
Finance expenses
(561.8)
(147.7)
(150.1)
(57.2)
(61.3)
(145.5)
(27.8)
(2.2)
(3.6)
(4.7)
(5.0)
(43.3)
Net other costs
(551.5)
(64.0)
(59.8)
(46.4)
(28.2)
(353.1)
(14.8)
-
(1.8)
(2.2)
(2.7)
(21.5)
Share-based payments
(274.4)
(35.1)
(27.6)
(23.5)
-
(188.2)
(0.4)
(0.2)
(0.1)
(0.1)
(1.1)
(1.9)
Exploration/feasibility costs
(23.6)
(13.9)
(0.6)
(0.9)
(1.9)
(6.3)
(15.1)
(2.5)
(0.7)
0.6
(0.3)
(18.0)
Non-recurring items
(230.1)
(2.9)
7.2
(8.4)
(31.8)
(194.2)
-
(1.3)
(7.0)
(7.7)
(15.4)
(31.4)
Royalties
(400.6)
(196.8)
(98.4)
(88.7)
(16.7)
-
(1.2)
-
(12.0)
(7.6)
(33.8)
(54.6)
Current tax
(696.7)
(430.8)
(97.4)
(153.4)
-
(15.1)
9.7
9.6
1.4
0.1
4.2
25.0
Deferred tax
319.5
53.4
0.9
18.0
122.0
125.2
(56.3)
(54.8)
27.9
40.0
85.4
42.2
Profit for the period
538.2
1,088.9
509.7
355.9
(698.9)
(717.4)
Profit attributable to:
(56.3)
(40.8)
27.9
40.0
85.4
56.2
Owners of Sibanye
716.9
1,088.9
509.7
355.9
(519.9)
(717.7)
-
(14.0)
-
-
-
(14.0)
Non-controlling interests
(178.7)
-
-
-
(179.0)
0.3
Capital expenditure
(22.5)
(26.5)
(46.7)
(88.6)
(78.0)
(262.3)
Total expenditure
(3,344.8)
(994.2) (1,129.9)
(596.5)
(337.4)
(286.8)
(1.2)
(7.3)
(6.7)
(17.7)
(19.6)
(52.5)
Sustaining capital
(668.9)
(249.2)
(225.6)
(86.1)
(92.9)
(15.1)
-
(17.8)
(40.0)
(65.9)
(57.1)
(180.8)
Ore reserve development
(2,304.9)
(727.0)
(840.6)
(510.4)
(226.9)
-
(21.3)
(1.4)
-
(5.0)
(1.3)
(29.0)
Growth projects
(371.0)
(18.0)
(63.7)
-
(17.6)
(271.7)
The average exchange rate for the year ended 31 December 2015 was R12.75/US$.

18 | Sibanye Gold Operating and Financial Report 2015
Segment operating and financial results (continued)
Figures are in millions unless otherwise stated
United States Dollars
For the year ended
31 December 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Operating results
-
3,672
4,546
4,653
5,364
18,235
000’tons
Ore milled
000’tons
18,235
5,364
4,653
4,546
3,672
-
-
893
2,571
1,983
2,497
7,944
Underground
7,944
2,497
1,983
2,571
893
-
-
2,779
1,975
2,670
2,867
10,291
Surface
10,291
2,867
2,670
1,975
2,779
-
-
1.17
2.28
3.66
3.31
2.71
g/t
Yield
g/t
2.71
3.31
3.66
2.28
1.17
-
-
4.16
3.74
7.89
6.54
5.70
Underground
5.70
6.54
7.89
3.74
4.16
-
-
0.21
0.38
0.52
0.49
0.40
Surface
0.40
0.49
0.52
0.38
0.21
-
-
138.4
332.9
547.8
570.2
1,589.3
000’oz
Gold produced/sold
kg
49,432
17,735
17,038
10,354
4,305
-
-
119.6
308.7
503.3
525.0
1,456.6
Underground
45,304
16,329
15,653
9,603
3,719
-
-
18.8
24.2
44.5
45.2
132.7
Surface
4,128
1,406
1,385
751
586
-
-
1,257
1,268
1,266
1,269
1,267
$/oz
Gold price
R/kg
440,615
441,466
440,357
441,018
437,166
-
-
1,136
902
780
814
849
$/oz
Total cash cost
R/kg
295,246
283,129
271,282
313,888
395,168
-
-
1,325
1,087
1,014
1,027
1,080
$/oz
All-in-cost
R/kg
375,854
357,333
352,624
378,008
461,045
-
-
(6)
14
20
19
15
%
All-in-cost margin
%
15
19
20
14
(6)
-
-
43
65
89
85
73
$/ton
Operating cost
R/ton
785
916
968
705
461
-
-
152
110
190
164
152
Underground
1,641
1,773
2,061
1,187
1,641
-
-
8
7
14
16
11
Surface
124
169
156
77
82
-
Financial results
-
173.9
422.0
693.5
723.6
2,013.0
Revenue
21,780.5
7,829.4
7,502.8
4,566.3
1,882.0
-
-
147.2
390.8
636.5
665.5
1,840.0
Underground
19,908.7
7,200.2
6,887.3
4,228.8
1,592.4
-
-
26.7
31.2
57.0
58.1
173.0
Surface
1,871.8
629.2
615.5
337.5
289.6
-
-
(156.4)
(296.1)
(416.2)
(454.0)
(1,322.7)
Operating costs
(14,311.4)
(4,912.3)
(4,502.3)
(3,204.0)
(1,692.8)
-
-
(135.4)
(282.1)
(377.8)
(409.2)
(1,204.5)
Underground
(13,032.2)
(4,427.6)
(4,087.0)
(3,052.1)
(1,465.5)
-
-
(21.0)
(14.0)
(38.4)
(44.8)
(118.2)
Surface
(1,279.2)
(484.7)
(415.3)
(151.9)
(227.3)
-
-
17.5
125.9
277.3
269.6
690.3
Operating profit
7,469.1
2,917.1
3,000.5
1,362.3
189.2
-
-
11.8
108.7
258.7
256.3
635.5
Underground
6,876.5
2,772.6
2,800.3
1,176.7
126.9
-
-
5.7
17.2
18.6
13.3
54.8
Surface
592.6
144.5
200.2
185.6
62.3
-
(2.4)
(28.5)
(43.3)
(122.2)
(104.4)
(300.8)
Amortisation and depreciation
(3,254.7)
(1,129.3)
(1,322.3)
(468.4)
(308.3)
(26.4)
(2.4)
(11.0)
82.6
155.1
165.2
389.5
Net operating profit
4,214.4
1,787.8
1,678.2
893.9
(119.1)
(26.4)
4.9
1.3
2.3
3.9
4.5
16.9
Investment income
183.2
48.3
42.7
24.5
14.7
53.0
(1.4)
(5.3)
(3.9)
(12.3)
(14.1)
(37.0)
Finance expenses
(400.0)
(152.8)
(132.6)
(41.8)
(56.5)
(16.3)
(49.2)
(0.5)
(5.2)
(5.2)
(8.0)
(68.1)
Net other costs
(735.7)
(86.3)
(56.6)
(56.5)
(5.8)
(530.5)
(22.6)
-
(4.2)
(5.4)
(6.4)
(38.6)
Share-based payments
(417.9)
(69.1)
(58.2)
(45.9)
-
(244.7)
-
(0.5)
(0.9)
-
-
(1.4)
Exploration/feasibility costs
(15.1)
-
-
(9.4)
(5.1)
(0.6)
(24.7)
(1.7)
43.4
(14.0)
(8.8)
(5.8)
Non-recurring items
(63.4)
(95.1)
(152.0)
469.4
(17.9)
(267.8)
-
(0.8)
(7.6)
(16.1)
(15.3)
(39.8)
Royalties
(430.5)
(165.5)
(174.5)
(82.1)
(8.4)
-
(0.7)
-
(14.2)
(35.1)
(31.3)
(81.3)
Current tax
(879.2)
(339.2)
(379.6)
(153.9)
-
(6.5)
8.1
1.1
(11.9)
6.6
0.9
4.8
Deferred tax
51.1
9.8
71.3
(128.5)
10.3
88.2
(88.0)
(17.4)
80.4
77.5
86.7
139.2
Profit for the period
1,506.9
937.9
838.7
869.7
(187.8)
(951.6)
Profit attributable to:
(88.0)
(13.3)
80.4
77.5
86.7
143.3
Owners of Sibanye
1,551.5
937.9
838.7
869.7
(143.2)
(951.6)
-
(4.1)
-
-
-
(4.1)
Non-controlling interests
(44.6)
-
-
-
(44.6)
-
Capital expenditure
(8.2)
(21.2)
(50.6)
(114.2)
(106.2)
(300.4)
Total expenditure
(3,250.8)
(1,148.9)
(1,235.5)
(548.0)
(229.9)
(88.5)
(1.6)
(4.7)
(9.4)
(32.9)
(43.0)
(91.6)
Sustaining capital
(991.5)
(465.3)
(355.7)
(101.9)
(51.7)
(16.9)
-
(10.8)
(41.2)
(81.3)
(63.2)
(196.5)
Ore reserve development
(2,126.5)
(683.6)
(879.8)
(446.1)
(117.0)
-
(6.6)
(5.7)
-
-
-
(12.3)
Growth projects
(132.8)
-
-
-
(61.2)
(71.6)
The average exchange rate for the year ended 31 December 2014 was R10.82/US$.

Sibanye Gold Operating and Financial Report 2015 | 19
UNIT COST BENCHMARKING METRICS
Cost benchmarks for the six months ended 31 December 2015, compared with the six months ended 30 June 2015 and the six months ended 31 December 2014
Figures are in millions unless otherwise stated
Group
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost 1
Dec 2015
8,500.9
2,641.2
2,479.9
1,782.6
1,597.2
-
Jun 2015
7,879.5
2,593.0
2,297.3
1,608.4
1,380.8
-
Dec 2014
7,971.0
2,541.8
2,375.8
1,619.8
1,451.6
-
Less: General and admin
Dec 2015
(93.1)
(28.3)
(26.7)
(18.4)
(19.7)
-
Jun 2015
(80.7)
(28.3)
(26.9)
(17.6)
(7.9)
-
Dec 2014
(60.0)
(23.1)
(22.8)
(14.1)
-
-
Plus: Royalty
Dec 2015
261.2
117.9
69.7
65.4
8.2
-
Jun 2015
139.4
78.9
28.7
23.3
8.5
-
Dec 2014
235.3
91.4
89.7
47.1
7.1
-
Total cash cost 2
Dec 2015
8,669.0
2,730.8
2,522.9
1,829.6
1,585.7
-
Jun 2015
7,938.2
2,643.6
2,299.1
1,614.1
1,381.4
-
Dec 2014
8,146.3
2,610.1
2,424.7
1,652.8
1,458.7
-
Plus: General and admin
Dec 2015
93.1
28.3
26.7
18.4
19.7
-
Jun 2015
80.7
28.3
26.9
17.6
7.9
-
Dec 2014
60.0
23.1
22.8
14.1
-
-
Community costs
Dec 2015
23.8
8.7
5.9
13.7
(4.5)
-
Jun 2015
16.9
5.2
3.0
1.3
7.4
-
Dec 2014
23.8
8.2
6.5
9.9
(0.8)
-
Share-based payments 3
Dec 2015
129.4
16.0
12.0
11.3
-
90.1
Jun 2015
145.0
19.1
15.6
12.2
-
98.1
Dec 2014
209.7
35.6
29.7
23.1
-
121.3
Rehabilitation
Dec 2015
74.6
12.9
12.4
9.8
40.2
(0.7)
Jun 2015
63.7
10.2
10.5
7.5
34.8
0.7
Dec 2014
90.2
19.6
16.6
9.5
44.5
-
Ore reserve development
Dec 2015
1,186.8
400.1
422.5
261.3
102.9
-
Jun 2015
1,118.1
326.9
418.1
249.1
124.0
-
Dec 2014
1,152.3
343.4
450.5
254.2
104.2
-
Sustaining capital
Dec 2015
356.9
165.1
114.4
39.4
38.0
-
expenditure
Jun 2015
296.9
84.1
111.2
46.7
54.9
-
Dec 2014
609.3
287.6
229.1
57.7
34.9
-
On-mine exploration
Dec 2015
8.4
7.3
0.6
0.4
0.1
-
Jun 2015
8.9
6.6
-
0.5
1.8
-
Dec 2014
-
-
-
-
-
-
Less: By-product credit
Dec 2015
(12.0)
(4.4)
(2.7)
(3.4)
(1.5)
-
Jun 2015
(14.8)
(4.2)
(3.0)
(2.4)
(5.2)
-
Dec 2014
(12.2)
(5.2)
(3.6)
(3.4)
-
-
Total All-in sustaining cost 4
Dec 2015
10,530.0
3,364.8
3,114.7
2,180.5
1,780.6
89.4
Jun 2015
9,653.6
3,119.8
2,881.4
1,946.6
1,607.0
98.8
Dec 2014
10,279.4
3,322.4
3,176.3
2,017.9
1,641.5
121.3
Plus: Corporate cost and growth
Dec 2015
249.4
13.9
61.8
-
13.9
159.8
capital expenditure
Jun 2015
145.9
4.1
1.9
-
3.7
136.2
Dec 2014
160.0
-
-
9.4
66.3
84.3
Total All-in cost
5
Dec 2015
10,779.4
3,378.7
3,176.5
2,180.5
1,794.5
249.2
Jun 2015
9,799.5
3,123.9
2,883.3
1,946.6
1,610.7
235.0
Dec 2014
10,439.4
3,322.4
3,176.3
2,027.3
1,707.8
205.6
Gold sold
kg
Dec 2015
25,571
9,093
7,471
5,604
3,403
-
Jun 2015
22,204
8,257
6,597
4,501
2,849
-
Dec 2014
27,289
9,353
8,831
5,443
3,662
-
000’ozs
Dec 2015
822.1
292.3
240.2
180.2
109.4
-
Jun 2015
713.9
265.5
212.1
144.7
91.6
-
Dec 2014
877.4
300.7
283.9
175.0
117.7
-
Total cash cost
R/kg
Dec 2015
339,017
300,319
337,692
326,481
465,971
-
Jun 2015
357,508
320,165
348,507
358,609
484,872
-
Dec 2014
298,520
279,066
274,567
303,656
398,334
-
US$/oz
Dec 2015
775
686
772
746
1,065
-
Jun 2015
935
838
912
938
1,268
-
Dec 2014
847
792
779
862
1,130
-
All-in sustaining cost
R/kg
Dec 2015
411,795
370,043
416,905
389,097
523,244
-
Jun 2015
434,769
377,837
436,774
432,482
564,058
-
Dec 2014
376,687
355,223
359,676
370,733
448,252
-
US$/oz
Dec 2015
941
846
953
889
1,196
-
Jun 2015
1,137
988
1,143
1,131
1,476
-
Dec 2014
1,069
1,008
1,021
1,052
1,272
-
All-in cost
R/kg
Dec 2015
421,548
371,572
425,177
389,097
527,329
-
Jun 2015
441,348
378,334
437,062
432,482
565,356
-
Dec 2014
382,550
355,223
359,676
372,460
466,357
-
US$/oz
Dec 2015
963
849
972
889
1,205
-
Jun 2015
1,155
990
1,143
1,131
1,479
-
Dec 2014
1,086
1,008
1,021
1,057
1,323
-
The average exchange rates for the six months ended 31 December 2015, 30 June 2015 and 31 December 2014 were R13.61/US$, R11.89/US$ and R10.96/US$, respectively.
Total cash cost are calculated in accordance with the Gold Institute Industry standard.
1
Operating costs – All gold mining related costs before amortisation/depreciation, tax and non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above
All-in cost are calculated in accordance with the World Gold Council guidance
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-
based payment liability to the reporting date fair value.
4
Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5
Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

20 | Sibanye Gold Operating and Financial Report 2015
Cost benchmarks for the year ended 31 December 2015 compared with the year ended
31 December 2014
Figures are in South African rand millions unless otherwise stated
Group
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost 1
Dec 2015
16,380.4
5,234.2
4,777.2
3,391.0
2,978.0
-
Dec 2014
14,311.4
4,912.3
4,502.3
3,204.0
1,692.8
-
Less: General and admin
Dec 2015
(173.8)
(56.6)
(53.6)
(36.0)
(27.6)
-
Dec 2014
(147.3)
(56.5)
(54.7)
(36.1)
-
-
Plus: Royalty
Dec 2015
400.6
196.8
98.4
88.7
16.7
-
Dec 2014
430.5
165.5
174.5
82.1
8.4
-
Total cash cost 2
Dec 2015
16,607.2
5,374.4
4,822.0
3,443.7
2,967.1
-
Dec 2014
14,594.6
5,021.3
4,622.1
3,250.0
1,701.2
-
Plus: General and admin
Dec 2015
173.8
56.6
53.6
36.0
27.6
-
Dec 2014
147.3
56.5
54.7
36.1
-
-
Community costs
Dec 2015
40.7
13.9
8.9
15.0
2.9
-
Dec 2014
37.6
12.7
11.1
13.8
-
-
Share-based payments 3
Dec 2015
274.4
35.1
27.6
23.5
-
188.2
Dec 2014
417.9
69.1
58.2
45.9
-
244.7
Rehabilitation
Dec 2015
138.3
23.1
22.9
17.3
75.0
-
Dec 2014
138.4
38.8
33.4
17.6
48.6
-
Ore reserve development
Dec 2015
2,304.9
727.0
840.6
510.4
226.9
-
Dec 2014
2,126.5
683.6
879.8
446.1
117.0
-
Sustaining capital expenditure
Dec 2015
653.8
249.2
225.6
86.1
92.9
-
Dec 2014
974.6
465.3
355.7
101.9
51.7
-
On-mine exploration
Dec 2015
17.3
13.9
0.6
0.9
1.9
-
Dec 2014
-
-
-
-
-
-
Less: By-product credit
Dec 2015
(26.8)
(8.6)
(5.7)
(5.8)
(6.7)
-
Dec 2014
(23.9)
(10.0)
(7.0)
(6.9)
-
-
Total All-in sustaining cost 4
Dec 2015
20,183.6
6,484.6
5,996.1
4,127.1
3,387.6
188.2
Dec 2014
18,413.0
6,337.3
6,008.0
3,904.5
1,918.5
244.7
Plus: Group exploration and other
Dec 2015
9.2
-
-
-
-
9.2
Dec 2014
16.5
-
-
9.4
5.1
2.0
Corporate cost and growth
Dec 2015
386.1
18.0
63.7
-
17.6
286.8
capital expenditure
Dec 2014
149.7
-
-
-
61.2
88.5
Total All-in cost 5
Dec 2015
20,578.9
6,502.6
6,059.8
4,127.1
3,405.2
484.2
Dec 2014
18,579.2
6,337.3
6,008.0
3,913.9
1,984.8
335.2
Gold sold
Kg
Dec 2015
47,775
17,350
14,068
10,105
6,252
-
Dec 2014
49,432
17,735
17,038
10,354
4,305
-
000’ozs
Dec 2015
1,536.0
557.8
452.3
324.9
201.0
-
Dec 2014
1,589.3
570.2
547.8
332.9
138.4
-
Total cash cost
R/kg
Dec 2015
347,613
309,764
342,764
340,792
474,584
-
Dec 2014
295,246
283,129
271,282
313,888
395,168
-
US$/oz
Dec 2015
848
756
836
831
1,158
-
Dec 2014
849
814
780
902
1,136
-
All-in sustaining cost
R/kg
Dec 2015
422,472
373,752
426,223
408,422
541,843
-
Dec 2014
372,492
357,333
352,624
377,101
445,645
-
US$/oz
Dec 2015
1,031
912
1,040
996
1,322
-
Dec 2014
1,071
1,027
1,014
1,084
1,281
-
All-in cost
R/kg
Dec 2015
430,746
374,790
430,751
408,422
544,658
-
Dec 2014
375,854
357,333
352,624
378,008
461,045
-
US$/oz
Dec 2015
1,051
914
1,051
996
1,329
-
Dec 2014
1,080
1,027
1,014
1,087
1,325
-
The average exchange rates for the year ended 31 December 2015 and 31 December 2014 were R12.75/ US$, and R10.82/US$, respectively.
Total cash cost are calculated in accordance with the Gold Institute Industry standard.
1
Operating costs – All gold mining related costs before amortisation/depreciation, tax and non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above
All-in cost are calculated in accordance with the World Gold Council guidance
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-
based payment liability to the reporting date fair value.
4
Total All-in sustaining costs includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.

Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye Gold Operating and Financial Report 2015 | 21
QUARTERLY SALIENT FEATURES
Salient features and cost benchmarks for the quarters ended 31 December 2015 and
30 September 2015
Total Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated 000’ton
Dec 2015
5,025
2,200
2,825
571
891
564
501
661
412
404
1,021
Sept 2015 5,104 2,339 2,765 632 873 500 495 780 344 427 1,053
Yield g/t
Dec 2015
2.55
5.31
0.40
6.96
0.58
6.53
0.60
3.99
0.30
3.42
0.18
Sept 2015 2.50 4.96 0.43 6.44 0.61 6.34 0.64 3.50 0.34 3.82 0.20
Gold produced/sold kg
Dec 2015
12,799
11,675
1,124
3,974
518
3,684
300
2,635
123
1,382
183
Sept 2015 12,772 11,596 1,176 4,069 532 3,168 319 2,729 117 1,630 208
000’oz
Dec 2015
411.5
375.4
36.1
127.8
16.6
118.4
9.7
84.8
3.9
44.4
5.9
Sept 2015 410.6 372.8 37.8 130.8 17.1 101.9 10.2 87.7 3.8 52.4 6.7
Gold price received R/kg
Dec 2015
505,094
503,851
505,447
505,221
507,540
Sept 2015 470,349 470,702 469,315 471,855 469,042
US$/oz
Dec 2015
1,106
1,103
1,106
1,106
1,111
Sept 2015 1,125
1,126 1,123 1,129 1,122
Operating cost R/ton
Dec 2015
813
1,699
124
1,906
158
2,002
156
1,248
121
1,719
79
Sept 2015 865 1,729 134 1,995 173 2,383 163 1,098 150 1,720 83
Total cash cost R/kg
Dec 2015
329,166
286,821
315,236
327,339
489,393
Sept 2015 348,857 313,497 363,350 325,650 446,028
US$/oz
Dec 2015
720
628
690
716
1,071
Sept 2015 835 750 869 779 1,067
Operating margin %
Dec 2015
37
37
39
46
46
39
48
38
21
1
13
Sept 2015 27 26 32 34 39 20 46 34 6 5 4
All-in sustaining cost R/kg
Dec 2015
402,797
360,530
388,554
393,981
548,498
Sept 2015 420,811 379,331 449,297 384,364 501,741
US$/oz
Dec 2015
882
789
850
862
1,201
Sept 2015 1,007 908 1,075 920 1,200
All-in cost R/kg
Dec 2015
413,548
363,201
398,519
393,981
555,911
Sept 2015 429,565 379,744 455,635 384,364 502,992
US$/oz
Dec 2015
905
795
872
862
1,217
Sept 2015 1,028 909 1,090 920 1,203
All-in cost margin %
Dec 2015
18
28
21
22
(10)
Sept 2015 9 19 3 19 (7)
Ore reserve development R’mil
Dec 2015
561.2
196.3
191.0
126.1
47.8
Sept 2015 625.6 203.8 231.5 135.2 55.1
Sustaining capital
Dec 2015
223.8
98.7
72.8
26.0
21.7
Sept 2015 139.7 66.4 41.6 13.4 16.3
Corporate and project
Dec 2014
130.0
12.0
39.7
-
11.6
expenditure
1
Sept 2015 107.6 1.9 22.1 - 2.3
Total capital expenditure
R’mil
Dec 2015
915.0
307.0
303.5
152.1
81.1
Sept 2015
872.9 272.1 295.2 148.6 73.7
Total capital expenditure
US$’mil
Dec 2015
64.1
21.9
21.2
10.4
5.6
Sept 2015
67.3 21.2 22.7 11.4 5.6
The average exchange rates for the quarters ended 31 December 2015 and 30 September 2015 were R14.21/US$ and R13.00/US$, respectively.
1
Corporate and project expenditure for the quarters ended 31 December 2015 and 30 September 2015 amounts to R71.3 million (US$5.0 million) and R83.3 million
(US$6.4 million), respectively.

22 | Sibanye Gold Operating and Financial Report 2015
DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate
.
Driefontein
Quarter ended
31 December 2015
Quarter ended
30 September 2015
Year ended
31 December 2015
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,674
915
1,305
1,659
1,044
1,490
6,836
3,766
5,102
Advanced on reef
(m)
319
132
289
482
187
305
1,638
763
841
Channel width
(cm)
78
134
45
95
73
52
89
79
54
Average value
(g/t)
16.0
3.9
35.8
17.0
9.3
32.9
18.2
9.0
34.3
(cm.g/t)
1,251
519
1,613
1,613
682
1,711
1,621
717
1,852
Kloof
Quarter ended
31 December 2015
Quarter ended
30 September 2015
Year ended
31 December 2015
Reef
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Advanced
(m)
802
780
41
2,488
693
857
72
2,844
2,535
3,358
746
11,260
Advanced on reef
(m)
303
155
13
540
223
195
23
718
913
607
326
2,468
Channel width
(cm)
221
136
248
103
153
113
105
109
154
120
163
110
Average value
(g/t)
5.0
5.7
7.9
25.3
5.5
7.4
5.9
23.3
6.6
7.4
2.6
23.0
(cm.g/t)
1,099
778
1,959
2,604
834
833
621
2,545
1,012
885
421
2,539
Beatrix
Quarter ended
31 December 2015
Quarter ended
30 September 2015
Year ended
31 December 2015
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,225
1,110
4,517
1,440
16,829
4,770
Advanced on reef
(m)
1,443
202
1,607
329
5,319
1,025
Channel width
(cm)
145
138
147
125
139
121
Average value
(g/t)
6.9
11.2
6.9
10.7
7.4
12.1
(cm.g/t)
994
1,547
1,019
1,337
1,031
1,461
Cooke
Quarter ended
31 December 2015
Quarter ended
30 September 2015
Year ended
31 December 2015
Reef
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
Advanced
(m)
352
2,064
57
183
566
2,138
135
334
2,197
9,450
212
1,064
Advanced on reef
(m)
133
879
49
149
302
929
108
174
1,250
3,607
169
620
Channel width
(cm)
85
143
193
46
95
137
162
78
94
129
177
75
Average value
(g/t)
6.7
7.8
8.8
8.5
6.8
7.3
10.0
7.9
7.6
7.6
9.1
8.2
(cm.g/t)
567
1,116
1,704
387
645
1,004
1,623
617
712
977
1,616

Sibanye Gold Operating and Financial Report 2015 | 23
ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax:     +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere;
changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses;
the success of Sibanye’s business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South
Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 25, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer